Brown & Brown INSURANCE®

2023 Annual Report

R A R E
BREED





In the wilds of Africa, catching a glimpse of the King Cheetah in its natural habitat is rare, with only six known sightings in the past century. Like the elusive King Cheetah, Brown & Brown, Inc. is the unexpected find within the ever-changing insurance landscape —truly a rare breed.

Brown & Brown is distinguished by:

- A unique culture built on Meritocracy and putting the needs of teammates and customers first
- A highly diversified revenue base, extensive experience and broad distribution network
- Industry-leading revenue growth, operating margins and cash conversion metrics
- Insider ownership of more than 20%
- Inclusion in the S&P 500 Dividend Aristocrat Index—30 consecutive years of increased dividends

Something rare is scarce, an exception. We are on a mission to be the leading global provider of insurance solutions, fueled by unwavering confidence and gritty determination.



We are a proud supporter of cheetah conservation. McLaren, the King Cheetah featured on the cover of this year's report, is a resident of the Ann van Dyk Cheetah Centre - De Wildt, South Africa. Photo by Nicole Wilson.

ON A MISSION

To be the leading global provider of insurance solutions for our customers.

Brown & Brown, Inc. and our diverse team of companies provide a wide range of innovative risk management and insurance solutions to help protect and preserve what our customers value most.

COMMITTED TO RESULTS





1939
84 Years of
Proven Success



~60%
of U.S. Teammates
are Shareholders



~500
Global Locations



16K+
Talented Teammates

With a unique company culture built on honesty, integrity, superior capabilities and grit, we value teamwork and share a competitive edge. When recruiting for our team, we seek people with diverse backgrounds and experiences who are motivated, disciplined and committed to leveraging The Power of WE. We are a Meritocracy, meaning we reward and elevate teammates based on merit, hard work and personal achievements. We are steadfast in our dedication to our teammates, customers, carrier partners, communities and shareholders—always.

People First
Prioritizing our teammates, their mental health and well-being, continued personal development and education, and long-term growth opportunities.

Community Service
Dedicated teams passionate about giving back to the communities in which they live and work.

Diversity, Inclusion & Belonging
Powered by diversity of talent, thought, character, work ethic and experience, resulting in better outcomes and meaningful contributions from our teammates.

Ownership Mindset
Providing opportunities for teammates to have ownership in our company, creating personal wealth and a shared mission to succeed.

Decentralized Sales & Service Model
Local teams empowered to make decisions that best support their customers and communities, with the backing of a global solutions provider.

Financial Performance
Consistent, industry-leading financial metrics and corresponding performance.

Strategic Growth
Expanding our global footprint through the strategic acquisitions of businesses that fit culturally, bring new or enhanced capabilities, and make sense financially.



A Forever Company, Culture of Caring, A Meritocracy and The Power of WE are registered trademarks of Brown & Brown, Inc. in the United States.



2023 was another historic year for Brown & Brown Insurance.

We grew our business significantly and profitably while also expanding our capabilities. We exceeded our intermediate annual revenue goal of $4 billion, doubling in the last five years.

Our business grew 10.2% organically[1] in 2023, with total revenue growth of 19.1%, and we expanded our industry-leading adjusted EBITDAC margin[1] by 120 basis points to 33.9%. We delivered nearly $1.5 billion in adjusted EBITDAC,[1] and our cash flow from operations was over $1 billion, up from over $881 million the prior year. In 2023, 33 new firms joined our team via acquisition, and we thoughtfully expanded our international footprint. We also elevated numerous teammates to new leadership positions and brought others in to grow our talented teams. These accomplishments were only possible through a fierce commitment to our culture—with teammates and customers at the center of everything we do. In addition, our deep carrier relationships enabled us to deliver creative and innovative solutions for our customers.

We had another good year on the acquisition front, acquiring approximately $162 million of annual revenues—approximately $300 million of acquired annual revenue over the last two years. As we have done multiple times after completing a larger, financed acquisition, we continued to pay down debt. We are committed to a balanced capital allocation strategy, whereby we leverage the capital we generate each year, plus any money we borrow for acquisitions, and then actively pay down our floating-rate debt. This approach, combined with our industry-leading cash flow conversion, allows us significant flexibility to invest in our business and helps to deliver incremental shareholder value. By maintaining a conservative balance sheet, we are well positioned to invest in organizations that fit culturally and make sense financially.

(1)   Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 26–28 and 37–38 of this Annual Report.

We also increased our dividends for the 30th consecutive year. Our goal is to deploy our capital in a disciplined manner in any market cycle and drive shareholder value.

We are a team driven by a growth mindset—that starts with Organic Revenue growth. In 2023, three of our segments, which represent 95%+ of our business, outperformed our initial Organic Revenue growth expectations for the year, with Retail delivering 7.9%,[1] National Programs growing 17.2%[1] and Wholesale Brokerage expanding 12.2%.[1]

At the end of 2023, we sold several of our Services segment businesses, representing approximately $100 million of annual revenue and roughly 600 teammates—many of whom I know personally. This was not a decision we took lightly. The acquiring firm is focused on investing and growing its claims services businesses, and we are confident that this strategic transaction will enhance both of our organizations. We used the proceeds from the sale to repay debt and are transitioning the remaining businesses from our Services segment into our Retail segment.



30
Consecutive Years of Increased Dividends

$4.3B
Total Revenue

10.2%
Organic Revenue[1] Growth

On the technology front, we continued to make good progress regarding our investments in operating platforms, data and analytics, and innovation while maintaining a strong cybersecurity posture. Our use of data and analytics enhanced our customer experiences and empowered our teammates with improved capabilities during the year. We are on a technology journey and believe we are making the proper investments to drive innovation and maintain our competitive advantages.

We were very successful in our efforts to attract new teammates and retain and develop our current team in 2023. As we have stated for many years, we are in the

people recruiting and enhancing business, and our unique, people-first culture helps Brown & Brown attract diverse talent seeking a fast-paced, high-performance environment. We further expanded the capabilities of BBU, our internal learning and development platform, by launching new leadership development opportunities for teammates at all stages of their careers. Our five highly functioning Teammate Resource Groups (TRGs) continue to be empowered to support teammate communities within the organization. Additionally, feedback provided directly by our teammates about their workplace experience led to Brown & Brown being Great Place To Work Certified™ for the fifth consecutive year, demonstrating our commitment to fostering a culture of

(1) Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 26–28 and 37–38 of this Annual Report.



> **"** Our results over time are a product of the trust we earn from our customers and the trust we continuously work to foster among our teammates.**"**
>
> *– Powell Brown*



$8,480
In 2023

$100
In 1993

Source: FactSet

$100 invested in Brown & Brown stock in 1993 when we began our journey as a public company would be worth $8,480 as of December 31, 2023.

inclusivity and belonging. We continued prioritizing the health and well-being of our teammates, specifically championing the importance of brain health (our term for mental health), and significantly expanded our teammate work-life services program. Through a new partnership, we were able to provide robust support for our teammates and their family members.

As part of our efforts to raise money and awareness for brain health, Barrett and I safely completed the Haute Route Alps in August 2023, widely considered the highest and toughest amateur cycling race in the world. It was a tough, amazing experience—seven hot days in the French Alps. We rode our bikes over 450 miles, climbing more than 60,000 vertical feet and raised over $4 million for brain health. The Shifting Gears on Brain Health foundation is taking applications for funding from nonprofits that focus on mental health research, education and

prevention, and treatment in the United States, Ireland and the United Kingdom. Funds are anticipated to be distributed by the end of 2024.

We seek to deliver long-term value for our shareholders, and with more than 20% of our stock owned by teammates, we have significant alignment among stakeholders (teammates, customers, carrier partners and shareholders). In 2023, this alignment enabled us to deliver total shareholder returns of 26%.[2] This shared success results from many long days and short nights, where the Brown & Brown team delivered for our customers. Our results over time are a product of the trust we earn from our customers and the trust we continuously work to foster among our teammates. Through The Power Of WE, the team achieved our intermediate annual revenue goal of $4 billion. We have set our next annual goal of $8 billion in revenue. We look forward to the journey.

Thank you for your continued support and investment in our deeply committed, competitive team.

Cheers,



J. Powell Brown (signature)

J. Powell Brown
President & Chief Executive Officer

(2) Calculated as change in share price plus total dividends paid. Source: CapIQ as of 12/31/23.

A MESSAGE FROM OUR CEO

OUR PERFORMANCE

Total Revenues (IN MILLIONS)

'19	$2,392
'20	$2,613
'21	$3,051
'22	$3,573
'23	$4,257

Organic Revenue[1] Growth

'19	4.3%
'20	3.5%
'21	10.4%
'22	8.1%
'23	10.2%

EBITDAC – Adjusted[1] (IN MILLIONS)

'19	$707
'20	$811
'21	$1,012
'22	$1,171
'23	$1,445

EBITDAC Margin – Adjusted[1]

'19	30%
'20	31%
'21	33%
'22	33%
'23	34%

Cash Flow from Operations[2] (IN MILLIONS)

'19	$678
'20	$713
'21	$809
'22	$881
'23	$1,010



(1) Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 26–28 and 37–38 of this Annual Report.

(2) Cash flow for the years 2020 and 2021 have been restated under the fiduciary model. Legacy method for calculating cash flow is used for 2019.

Total Shareholder Returns[3]



Legend:
- BRO
- S&P 500

Period	BRO	S&P 500
1 YR.	26%	15%
3 YR.	53%	33%
5 YR.	168%	65%
10 YR.	403%	215%
15 YR.	712%	334%
20 YR.	989%	489%

Uses of Capital

We strategically invest capital to optimize returns and minimize debt. Our capital management strategy is rooted in the philosophy of investing to deliver shareholder value, while maintaining a conservative debt leverage ratio. As a result, we remain prepared to strategically deploy capital for teammate development, expand our capabilities, acquire firms and return capital to shareholders while maintaining a conservative debt profile.

2023 Uses of Cash

79% | Acquisitions

14% | Dividends

7% | Capital Expenditures



Acquisitions

Brown & Brown has a clearly defined growth strategy that has successfully helped us enhance and diversify our business, capabilities and team to create long-term value for our shareholders. We maintain a disciplined focus on making acquisitions that fit culturally and make sense financially. As A Forever Company, we are always actively looking for like-minded companies to join our winning team.

2023 Highlights

33 | Strategic Acquisitions

894 | Teammates Joined Through Acquisition

$162M | Acquired Annual Revenue

Snapshot of Stand-Alone Acquisitions

- Amicus Solutions Holdings Ltd
- Automotive Business Solutions
- Berkeley Insurance Group
- BPW Insurance Services Ltd
- Brownlee Agency, Inc.
- Christopher Trigg Ltd
- Henshalls Insurance Brokers
- Highcourt Breckles Group
- Kentro Capital Limited
- KPTI Ltd trading as IS Insurance Solutions
- New England Excess Exchange
- Thompson and Co (Risk Solutions) Holdings Ltd

OUR PERFORMANCE

(3) Calculated as change in share price plus total dividends paid. Source: CapIQ as of 12/31/23

OUR SEGMENTS



RETAIL

Delivered Organic Revenue[1] growth of 7.9% and EBITDAC Margin – Adjusted[1] of 30.6%

TEAMMATES 9,705

OPERATIONS IN the United States, Bermuda, Canada, Cayman Islands, Ireland & the United Kingdom

NATIONAL PROGRAMS

Delivered Organic Revenue[1] growth of 17.2% and EBITDAC Margin – Adjusted[1] of 45.3%

TEAMMATES 3,743

OPERATIONS IN the United States, Canada, France, Germany, Hong Kong, Italy, Malaysia, the Netherlands, the United Arab Emirates & the United Kingdom

Revenue



- 56% Commercial Lines
- 31% Employee Benefits
- 13% Specialty & Personal Lines

Revenue



- 47% Personal Lines
- 39% Commercial Lines
- 9% Public Entity
- 5% Professional Liability

Segment Total Revenues (IN MILLIONS)



'19	$1,367
'20	$1,473
'21	$1,768
'22	$2,084
'23	$2,440

Segment Total Revenues (IN MILLIONS)



Year	Revenue
'19	$518
'20	$611
'21	$702
'22	$860
'23	$1,077

(1) Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 26–28 and 37–38 of this Annual Report.



WHOLESALE BROKERAGE

Delivered Organic Revenue[1] growth of 12.2% and EBITDAC Margin – Adjusted[1] of 31.9%

TEAMMATES 1,918

OPERATIONS IN the United States, Belgium, Hong Kong, Italy & the United Kingdom

SERVICES

Organic Revenue[1] decline of 0.6% and EBITDAC Margin – Adjusted[1] of 16.6%

TEAMMATES 398

OPERATIONS IN the United States

Revenue



- Commercial Lines
- Public Entity
- Personal Lines
- Professional Liability

71% / 12% / 10% / 7%

Revenue



- Claims Third-Party Administrators (TPAs)
- Medicare Set-Aside/ Social Security Advocacy

58% / 42%

Segment Total Revenues (IN MILLIONS)



'19	$310
'20	$353
'21	$403
'22	$453
'23	$541

Segment Total Revenues (IN MILLIONS)

'19	$194
'20	$174
'21	$179
'22	$172
'23	$163

(1) Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue, EBITDAC – Adjusted and EBITDAC Margin – Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 26–28 and 37–38 of this Annual Report.

GLOBAL FOOTPRINT



United States
322 Locations

Canada
8 Locations

Cayman Islands
1 Location

Bermuda
1 Location





United Kingdom
147 Locations

Belgium
1 Location

Netherlands
1 Location

Ireland
10 Locations

Germany
1 Location

France
1 Location

Italy
2 Locations







United Arab Emirates
1 Location

Malaysia
1 Location

Hong Kong
2 Locations



OUR LEADERSHIP TEAM

Operating Committee



J. Powell Brown, CPCU
President & Chief
Executive Officer
TENURE 28 YEARS



R. Andrew Watts
Executive Vice President,
Chief Financial Officer
& Treasurer
TENURE 9 YEARS



Steve M. Boyd
Executive Vice President
& President—Wholesale
Brokerage Segment
TENURE 28 YEARS*



P. Barrett Brown
Executive Vice President
& President—Retail Segment
TENURE 20 YEARS



K. Gray Nester II
Executive Vice President
& Chief Information Officer
TENURE 4 YEARS



J. Scott Penny, CIC
Executive Vice President
& Chief Acquisitions Officer
TENURE 34 YEARS



Julie L. Turpin
Executive Vice President
& Chief People Officer
TENURE 11 YEARS



Chris L. Walker
Executive Vice President
& President—National
Programs Segment
TENURE 20 YEARS*

Senior Leadership Team

Anurag Batta
Senior Vice President—Wholesale Brokerage Segment

Mike Bruce
Senior Vice President—Retail Segment

Kathy H. Colangelo, CIC, ASLI
Senior Vice President—Wholesale Brokerage Segment

John M. Esposito, CIC
Senior Vice President—Retail Segment

Joseph S. Failla
Senior Vice President—Wholesale Brokerage Segment

James C. Hays
Vice Chairman

Michael L. Keeby
Senior Vice President—Retail Segment

Richard A. Knudson, CIC
Senior Vice President—Retail Segment

Tom Kussurelis, AAI, CPCU, CLU
Senior Vice President—National Programs Segment

C. Robert Mathis, IV
Senior Vice President & Chief Legal Officer

Donald M. McGowan, Jr.
Senior Vice President—Retail Segment

Pattysue Rauh, CPA, CIC
Senior Vice President & Chief Audit Officer

Mary G. Raveling, CPCU
Senior Vice President—Retail Segment

Paul F. Rogers
Senior Vice President—Retail Segment

H. Vaughn Stoll
Senior Vice President & Director of Acquisitions

* Tenure includes service with Arrowhead General Insurance Agency, Inc., which was acquired by Brown & Brown, Inc. in 2012.

Board of Directors



**J. Hyatt Brown,
CPCU, CLU**
Chairman,
Brown & Brown, Inc.



Hugh M. Brown*
Founder and Former
President & Chief
Executive Officer,
BAMSI, Inc.



J. Powell Brown, CPCU
President & Chief
Executive Officer,
Brown & Brown, Inc.



Lawrence L. Gellerstedt III
Former Chairman of the
Board & CEO, Cousins
Properties Incorporated



James C. Hays
Vice Chairman,
Brown & Brown, Inc.



Theodore J. Hoepner
Former Vice Chairman,
SunTrust Bank
Holding Company



James S. Hunt
Former Executive Vice
President & Chief Financial
Officer, Walt Disney Parks
& Resorts Worldwide



Toni Jennings
Chairman, Jack Jennings
& Sons; Former Lieutenant
Governor, State of Florida



Paul J. Krump
Former Vice Chairman,
Global Underwriting
& Claims, Chubb Limited



Timothy R. M. Main
Head of Investment
Banking EMEA,
Barclays Plc



Bronislaw E. Masojada
Former Chief Executive
Officer, Hiscox Group



Jaymin B. Patel
Executive Chairman,
Perennial Climate Inc.



H. Palmer Proctor, Jr.**
Chief Executive
Officer/Director, Ameris
Bancorp & Chief Executive
Officer, Ameris Bank



Wendell S. Reilly
Managing Partner,
Grapevine Partners, LLC



Kathleen A. Savio
Former Chief
Transformation Officer,
Zurich Insurance Group



Chilton D. Varner, Esq.
Senior Counsel,
King & Spalding LLP

* Mr. Hugh Brown is a director emeritus of the Company.
** Lead Independent Director

OUR LEADERSHIP TEAM

FOCUSED ON FOREVER

Brown & Brown is A Forever Company, and we are passionate about positively impacting the well-being of our society. We are focused on the success of our teammates, customers, carrier partners and communities—now and in the future.



Teammate Recruitment, Education & Development

Our ability to continue serving our customers and communities depends on effectively recruiting and developing the most qualified teammates with diverse backgrounds, knowledge and experiences. We believe in supporting and encouraging continued education for our teammates, helping to ensure that our Company remains at the forefront of developing trends in an ever-changing industry. We are committed to investing in our teammates' education and development by:



- Providing opportunities for involvement in our **Diversity, Inclusion & Belonging** initiatives.
- Helping expand teammate networks through our **Peer Partnership Program**.
- Offering benefits through our **Education Assistance Program**.
- Hosting **Small Bites** video sessions focusing on a wide range of business and personal interest topics.
- Offering on-demand courses within our learning and development platform, **BBU.**

Diversity, Inclusion & Belonging

Over the last few years, we have made significant investments to build a strong foundation for our Diversity, Inclusion & Belonging initiatives. These include company-wide leadership training, multi-faceted teammate engagement and a range of talent-related initiatives—all designed to bring our motto, The Power to Be Yourself, to life.

Teammate Total Well-Being

At Brown & Brown, our priority has always been our teammates' total well-being, including their physical, emotional, social and financial health and wellness. We believe that happy, healthy teammates provide better support to their families, customers and communities, which results in the shared success of our teams and our Company.

CULTURE OF CARING
Since our beginning, we have believed that a commitment to giving back positively impacts our teammates, helps enrich our communities and builds a better organization.

PEOPLE & HUMAN CAPITAL MANAGEMENT
People, performance, service and innovation are the cornerstones of our organization's guiding principles. We believe the knowledge and experience our teammates possess allows us to remain successful as a company.

BROWN & BROWN DISASTER RELIEF FOUNDATION
In 2023, the foundation provided financial support to 23 beneficiaries, including Brown & Brown teammates.

SOLICITING FEEDBACK
92% of our teammates say Brown & Brown, Inc. is a Great Place to Work®.









International Working Group

As we continue to expand our global presence, we recognize the importance of aligning our environmental, social and governance (ESG) efforts globally. As a result, we established an International Working Group in 2023, which includes 12 leaders from our international offices. The working group provides valuable input into our ESG initiatives, and ensures a local focus, which enhances sustainability efforts and ensures effective implementation around the world.



ENVIRONMENT

We are committed to sustainability, minimizing our waste footprint and helping improve our environment. We continuously search for new and innovative ways to support our teammates, help our customers, serve our communities and contribute to the world around us.

DATA SECURITY

We are committed to continuously investing in technology security initiatives, information technology policies and resources, and aligning with our regulatory environment by delivering regular teammate training to help mitigate the risk of improper access to private information.

HEALTH & SAFETY

The Company had zero work-related fatalities and 27 injuries or occupational diseases.*

TRAINING & DEVELOPMENT

Our teammates completed 122K+ hours of training through BBU, our learning and development platform.

* As determined based on the number of claims made under our workers' compensation policy for our U.S.-based offices, excluding claims that were closed and for which no payment was made.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Brown & Brown, Inc., together with its subsidiaries (collectively, "we," "Brown & Brown" or the "Company"), makes "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as amended, throughout this report and in the documents we incorporate by reference into this report. You can identify these statements by forward-looking words such as "may," "will," "should," "expect," "anticipate," "believe," "intend," "estimate," "plan" and "continue" or similar words. We have based these statements on our current expectations about potential future events. Although we believe the expectations expressed in the forward-looking statements included in this Annual Report and the reports, statements, information and announcements incorporated by reference into this report are based upon reasonable assumptions within the bounds of our knowledge of our business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by us or on our behalf. Many of these factors have previously been identified in filings or statements made by us or on our behalf. Important factors which could cause our actual results to differ, possibly materially from the forward-looking statements in this report include but are not limited to the following items, in addition to those matters described in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

- The inability to hire, retain and develop qualified employees, as well as the loss of any of our executive officers or other key employees;
- A cybersecurity attack or any other interruption in information technology and/or data security that may impact our operations or the operations of third parties that support us;
- Acquisition-related risks that could negatively affect the success of our growth strategy, including the possibility that we may not be able to successfully identify suitable acquisition candidates, complete acquisitions, successfully integrate acquired businesses into our operations and expand into new markets;



- Risks related to our international operations, which may result in additional risks or require more management time and expense than our domestic operations to achieve or maintain profitability;
- The requirement for additional resources and time to adequately respond to dynamics resulting from rapid technological change;
- The loss of or significant change to any of our insurance company relationships, which could result in loss of capacity to write business, additional expense, loss of market share or material decrease in our commissions;
- The effect of natural disasters on our profit-sharing contingent commissions, insurer capacity or claims expenses within our capitalized captive insurance facilities;
- Adverse economic conditions, political conditions, outbreaks of war, disasters, or regulatory changes in states or countries where we have a concentration of our business;
- The inability to maintain our culture or a significant change in management, management philosophy or our business strategy;
- Fluctuations in our commission revenue as a result of factors outside of our control;
- The effects of sustained inflation or higher interest rates;
- Claims expense resulting from the limited underwriting risk associated with our participation in capitalized captive insurance facilities;
- Risks associated with our automobile and recreational vehicle dealer services ("F&I") businesses;
- Changes in, or the termination of, certain programs administered by the U.S. federal government from which we derive revenues;
- The limitations of our system of disclosure and internal controls and procedures in preventing errors or fraud, or in informing management of all material information in a timely manner;
- The significant control certain shareholders have over the Company;
- Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations;
- Improper disclosure of confidential information;
- Our ability to comply with non-U.S. laws, regulations and policies;

- The potential adverse effect of certain actual or potential claims, regulatory actions or proceedings on our businesses, results of operations, financial condition or liquidity;
- Uncertainty in our business practices and compensation arrangements with insurance carriers due to potential changes in regulations;
- Regulatory changes that could reduce our profitability or growth by increasing compliance costs, technology compliance, restricting the products or services we may sell, the markets we may enter, the methods by which we may sell our products and services, or the prices we may charge for our services and the form of compensation we may accept from our customers, carriers and third parties;
- Increasing scrutiny and changing laws and expectations from regulators, investors and customers with respect to our environmental, social and governance practices and disclosure;
- A decrease in demand for liability insurance as a result of tort reform legislation;
- Our failure to comply with any covenants contained in our debt agreements;
- The possibility that covenants in our debt agreements could prevent us from engaging in certain potentially beneficial activities;
- Changes in the U.S.-based credit markets that might adversely affect our business, results of operations and financial condition;
- Changes in current U.S. or global economic conditions, including an extended slowdown in the markets in which we operate;
- Disintermediation within the insurance industry, including increased competition from insurance companies, technology companies and the financial services industry, as well as the shift away from traditional insurance markets;
- Conditions that result in reduced insurer capacity;
- Quarterly and annual variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production;
- Intangible asset risk, including the possibility that our goodwill may become impaired in the future;
- Future pandemics, epidemics or outbreaks of infectious diseases, and the resulting governmental and societal responses;
- Other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission ("SEC") filings; and
- Other factors that the Company may not have currently identified or quantified.

Assumptions as to any of the foregoing, and all statements, are not based upon historical fact, but rather reflect our current expectations concerning future results and events. Forward-looking statements that we make or that are made by others on our behalf are based upon a knowledge of our business and the environment in which we operate, but because of the factors listed above, among others, actual results may differ from those in the forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements we make herein. We cannot assure you that the results or developments anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. We caution readers not to place undue reliance on these forward-looking statements. All forward-looking statements made herein are made only as of the date of this filing, the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

2023 FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Company Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Financial Statements included elsewhere in this Annual Report, which are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, see "Information Regarding Non-GAAP Financial Measures" below regarding important information on non-GAAP financial measures contained in our discussion and analysis.

We are a diversified insurance agency, wholesale brokerage, insurance programs and services organization headquartered in Daytona Beach, Florida. As an insurance intermediary, our principal sources of revenue are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales or payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including loss experience, risk profile and reinsurance rates paid by such insurance companies, none of which we control. We also participate in capitalized captive insurance facilities (the "Captives") for the purpose of having additional capacity to place coverage, drive additional revenues and to participate in underwriting results. The Captives focus on property insurance for earthquake and wind exposed properties underwritten by certain of our MGUs and limit the Company's exposure to claims expenses through reinsurance or by only participating in certain tranches of the underwriting.

We have increased revenues every year from 1993 to 2023, with the exception of 2009, when our revenues declined 1.0%. Our revenues grew from $95.6 million in 1993 to $4.3 billion in 2023, reflecting a compound annual growth rate of 13.5%. In the same 30-year period, we increased net income from $8.1 million to $870.5 million in 2023, a 16.9% compound annual growth rate.



The volume of business from new and existing customers, fluctuations in insurable exposure units, changes in premium rate levels, changes in general economic and competitive conditions, a reduction of purchased limits or the occurrence of catastrophic weather events all affect our revenues. For example, higher levels of inflation, an increase the value of insurable exposure units, or a general decline in economic activity, could increase or decrease the value of insurable exposure units. Conversely, increasing costs of litigation settlements and awards could cause some customers to seek higher levels of insurance coverage. Historically, we have grown our revenues as a result of our focus on net new business and acquisitions. We foster a strong, decentralized sales and service culture, which enables responsiveness to changing business conditions and drives accountability for results.

The term "core commissions and fees" excludes profit-sharing contingent commissions, and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. The net change in core commissions and fees reflects the aggregate changes attributable to: (i) net new and lost accounts; (ii) net changes in our customers' exposure units, deductibles or insured limits; (iii) net changes in insurance premium rates or the commission rate paid to us by our carrier partners; (iv) the net change in fees paid to us by our customers; and (v) any businesses acquired or disposed of.

We also earn profit-sharing contingent commissions, which are commissions based primarily on underwriting results, but in select situations may reflect additional considerations for volume, growth and/or retention. These commissions, which are included in our commissions and fees in the Consolidated Statements of Income, are estimated and accrued throughout the year based on actual premiums written and knowledge, to the extent it is available, of losses incurred. Payments are primarily received in the first and second quarters of each subsequent year, based upon the aforementioned considerations for the prior year(s), but may differ from the amount estimated and accrued due to the lack of complete loss information until paid. Over the last three years, profit-sharing contingent commissions have averaged approximately 3.3% of commissions and fees revenue.

Fee revenues primarily relate to services other than securing coverage for our customers, and for fees negotiated in lieu of commissions. Fee revenues are generated by: (i) our Services segment, which is primarily a fee-based business that provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services, and claims adjusting services; (ii) our National Programs and Wholesale Brokerage segments, which earn fees primarily for the issuance of insurance policies on behalf of insurance companies; and (iii) our Retail segment in our large-account customer base, where we primarily earn fees for securing insurance for our customers, and in our automobile dealer services ("F&I") businesses where we earn fees for assisting our customers with creating and selling warranty and service risk management programs. Fee revenues as a percentage of our total commissions and fees, represented 23.9% in 2023 and 25.8% in 2022.

For the year ended December 31, 2023, our commissions and fees growth rate was 17.9% and our consolidated Organic Revenue growth rate was 10.2%.

Historically, investment income has consisted primarily of interest earnings on operating cash and where permitted, on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy as it relates to the Company's capital is to invest available funds in high-quality, short-term money-market funds and fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments. Other income primarily reflects other miscellaneous revenues.

Income before income taxes for the year ended December 31, 2023 increased by $270.0 million, or 30.8% over 2022, driven by net new business, growth from existing customers, acquisitions we completed in the last 12 months and an increase in the (gain)/loss on disposal primarily associated with the divestiture of certain businesses within the Services segment during the fourth quarter of 2023, which were partially offset by incremental operating costs, increased amortization expense as a result of acquisitions, along with higher interest expense associated with an increase in the reference rate associated with the portion of our debt that carries a floating rate, and an increase in the change in estimated acquisition earn-out payables.

Information Regarding Non-GAAP Financial Measures

In the discussion and analysis of our results of operations, in addition to reporting financial results in accordance with generally accepted accounting principles ("GAAP"), we provide references to the following non-GAAP financial measures as defined in Regulation G of the SEC rules: Total Revenues - Adjusted, Organic Revenue, EBITDAC, EBITDAC Margin, EBITDAC - Adjusted and EBITDAC Margin - Adjusted. We present these measures because we believe such information is of interest to the investment community and because we believe it provides additional meaningful methods to evaluate the Company's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis due to the impact of certain items that have a high degree of variability, that we believe are not indicative of ongoing performance and that are not easily comparable from period to period. This non-GAAP financial information should be considered in addition to, not in lieu of, the Company's consolidated income statements and balance sheets as of the relevant date. Consistent with Regulation G, a description of such information is provided below and tabular reconciliations of this supplemental non-GAAP financial information to our most comparable GAAP information are contained in this Annual Report under "Results of Operations - Segment Information.

We view Organic Revenue and Organic Revenue growth as important indicators when assessing and evaluating our performance on a consolidated basis and for each of our four segments, because they allow us to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that were a part of our business in both the current and prior year and that are expected to continue in the future. We also view Total Revenues - Adjusted, EBITDAC, EBITDAC - Adjusted, EBITDAC Margin and EBITDAC Margin - Adjusted as important indicators when assessing and evaluating our performance, as they present more comparable measurements of our operating margins in a meaningful and consistent manner. As disclosed in our most recent proxy statement, we use Organic Revenue growth, and EBITDAC Margin - Adjusted as key performance metrics for our short-term and long-term incentive compensation plans for executive officers and other key employees.

Non-GAAP Revenue Measures

Total Revenues - Adjusted is our total revenues, excluding Foreign Currency Translation (as defined below).

Organic Revenue is our core commissions and fees less: (i) the core commissions and fees earned for the first 12 months by newly acquired operations; (ii) divested business (core commissions and fees generated from offices, books of business or niches sold or terminated during the comparable period); and (iii) Foreign Currency Translation (as defined below). The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold and specific fee-based services rendered. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

Non-GAAP Earnings Measures

- **EBITDAC** is defined as income before interest, income taxes, depreciation, amortization and the change in estimated acquisition earn-out payables.

- **EBITDAC Margin** is defined as EBITDAC divided by total revenues.

- **EBITDAC - Adjusted** is defined as EBITDAC, excluding (i) (gain)/loss on disposal, (ii) Acquisition/Integration Costs (as defined below), (iii) for 2023, the 1Q23 Nonrecurring Cost (as defined below) and (iv) Foreign Currency Translation (as defined below).

- **EBITDAC Margin - Adjusted** is defined as EBITDAC - Adjusted divided by Total Revenues - Adjusted.

Definitions Related to Certain Components of Non-GAAP Measures

- "**Acquisition/Integration Costs**" means the acquisition and integration costs (e.g., costs associated with regulatory filings, legal/accounting services, due diligence and the costs of integrating our information technology systems) arising out of our acquisitions of GRP (Jersey) Holdco Limited and its business ("GRP"), Orchid Underwriters Agency and CrossCover Insurance Services ("Orchid"), and BdB Limited companies ("BdB"), which are not considered to be normal, recurring or part of the ongoing operations.

- "**Foreign Currency Translation**" means the period-over-period impact of foreign currency translation, which is calculated by applying current-year foreign exchange rates to the various functional currencies in our business to our reporting currency of U.S. dollars for the same period in the prior year.

- "**1Q23 Nonrecurring Cost**" means approximately $11.0 million expensed and substantially paid in the first quarter of 2023 to resolve a business matter, which is not considered to be normal, recurring or part of the ongoing operations.

Our industry peers may provide similar supplemental non-GAAP information with respect to one or more of these measures, although they may not use the same or comparable terminology and may not make identical adjustments and, therefore, comparability may be limited. This supplemental non-GAAP financial information should be considered in addition to, and not in lieu of, the Company's Consolidated Financial Statements.

Acquisitions

Part of our business strategy is to attract high-quality insurance intermediaries and service organizations to join our operations. From 1993 through the fourth quarter of 2023, we acquired 644 insurance intermediary operations.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based upon a combination of historical experience and assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the recognition of revenues, expenses, carrying values of our assets and liabilities, of which values are not readily apparent from other sources. Actual results may differ from these estimates.



We believe that of our significant accounting and reporting policies, the more critical policies include our accounting for revenue recognition, business combinations and purchase price allocations, intangible asset impairments, non-cash stock-based compensation and reserves for litigation. In particular, the accounting for these areas is subject to uncertainty because it requires significant use of judgment to be made by management. Different assumptions in the application of these policies could result in material changes in our consolidated financial position or consolidated results of operations.

Revenue Recognition

The majority of our revenue is commissions derived from our performance as agents and brokers, acting on behalf of insurance carriers to sell products to customers that are seeking to transfer risk, and conversely, acting on behalf of those customers in negotiating with insurance carriers seeking to acquire risk in exchange for premiums. In the majority of these arrangements, our performance obligation is complete upon the effective date of the bound policy, as such, that is when the associated revenue is recognized. In some arrangements, where we are compensated through commissions, we also perform other services for our customer beyond binding of coverage. In those arrangements we apportion the commission between binding of coverage and other services based on their relative fair value and recognize the associated revenue as those performance obligations are satisfied. Where the Company's performance obligations have been completed, but the final amount of compensation is unknown due to variable factors, we estimate the amount of such compensation. We refine those estimates upon our receipt of additional information or final settlement, whichever occurs first.

To a lesser extent, the Company earns revenues in the form of fees. Like commissions, fees paid to us in lieu of commission, are recognized upon the effective date of the bound policy. When we are paid a fee for service, however, the associated revenue is recognized over a period of time that coincides with when the customer simultaneously receives and consumes the benefit of our work, which characterizes most of our claims processing arrangements and various services performed in our property and casualty, and employee benefits practices. Other fees are typically recognized upon the completion of the delivery of the agreed-upon services to the customer.

To a much lesser extent, the Company earns revenues in the form of net retained earned premiums in connection with the Captives. These premiums are reported net of the ceded premiums for reinsurance and recognized evenly over the associated policy periods.

Management determines a policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances.

See Note 2 to our Consolidated Financial Statements for additional information regarding the nature and timing of our revenues.

Business Combinations and Purchase Price Allocations

We have acquired significant intangible assets through acquisitions of businesses. These assets generally consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of purchase price to intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In connection with acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the right to represent insureds or claimants supported by the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals of delivery of services. Their value primarily represents the present value of the underlying net cash flows expected to be received over the estimated future duration of the acquired customer relationships. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based upon their duration and any unique features of the particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which typically range from 3 to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized.

The recorded purchase prices for all acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions, where an earn-out is part of the negotiated transaction. Subsequent changes in the fair value of earn-out obligations are recorded in the Consolidated Statement of Income as a result of updated expectations for the performance of the associated business.

The fair value of earn-out obligations is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions contained in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business, and this estimate reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated based on the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These estimates are then discounted to a present value using a risk-adjusted rate that takes into consideration the likelihood that the forecast earn-out payments will be made.

Intangible Assets Impairment

Goodwill is subject to at least an annual assessment for impairment, measured by a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based upon an estimate of the undiscounted future cash flows resulting from the use of the assets. To determine if there is potential impairment of goodwill, we compare the fair value of each reporting unit with its carrying value. The Company may elect to first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the Company does not perform a qualitative assessment, or as a result of the qualitative assessment, it is not determined that the fair value of the reporting unit more likely than not exceeds the carrying amount, the Company will calculate the fair value of the reporting unit for comparison against the carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based upon multiples of earnings, or on a discounted cash flow basis.

Management assesses the recoverability of our goodwill and our amortizable intangibles and other long-lived assets annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Any of the following factors, if present, may trigger an impairment review: (i) a significant underperformance relative to historical or projected future operating results, (ii) a significant negative industry or economic trend, and (iii) a significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2023 and determined that the fair value of goodwill exceeded the carrying value of such assets. Additionally, there have been no impairments recorded for amortizable intangible assets for the years ended December 31, 2023 and 2022.

Non-Cash Stock-Based Compensation

We grant non-vested stock awards to our employees, with the related compensation expense recognized in the financial statements over the associated service period based upon the grant-date fair value of those awards, subject to any performance modification. During the performance measurement period, we review the probable outcome of the performance conditions associated with our performance awards quarterly and adjust the expense recognition accruals with the expected performance outcome.

During the first quarter of 2022, the performance conditions for approximately 1.3 million shares of the Company's common stock granted under the Company's 2010 SIP and approximately 22,000 shares of the Company's common stock granted under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2019 and 2021.

These grants had a performance measurement period that concluded on December 31, 2021. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2019 grant date and four years from the 2021 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

During the first quarter of 2023, the performance conditions for approximately 970,000 shares of the Company's common stock granted under the under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2020 and 2022. These grants had a performance measurement period that concluded on December 31, 2022. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2020 grant date and four years from the 2022 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

During the first quarter of 2024, the performance conditions for approximately 1,200,000 shares of the Company's common stock granted under the under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2021 and 2023. These grants had a performance measurement period that concluded on December 31, 2023. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2021 grant date and four years from the 2023 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

Litigation and Claims



We are subject to numerous litigation claims that arise in the ordinary course of business. If it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Financial Statements. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statement of Income as incurred. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes. For a comparison of our results of operations and liquidity and capital resources for the years ended December 31, 2022 and 2021, see Part II, Item 7 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023.

Financial information relating to our Consolidated Financial Results is as follows:

(in millions, except percentages)	2023	% Change	2022
REVENUES			
Core commissions and fees	$ 4,069.5	17.1 %	$ 3,474.5
Profit-sharing contingent commissions	129.9	46.4 %	88.7
Investment income	52.4	NMF	6.5
Other income, net	5.3	43.2 %	3.7
Total revenues	4,257.1	19.1 %	3,573.4
EXPENSES			
Employee compensation and benefits	2,186.6	20.3 %	1,816.9
Other operating expenses	649.9	8.9 %	596.8
(Gain)/loss on disposal	(143.3)	NMF	(4.5)
Amortization	166.0	13.2 %	146.6
Depreciation	40.0	2.0 %	39.2
Interest	190.0	34.6 %	141.2
Change in estimated acquisition earn-out payables	21.8	(156.0)%	(38.9)
Total expenses	3,111.0	15.3 %	2,697.3
Income before income taxes	1,146.1	30.8 %	876.1
Income taxes	275.6	34.9 %	204.3
NET INCOME	$ 870.5	29.6 %	$ 671.8
Income Before Income Taxes Margin[1]	26.9 %		24.5 %
EBITDAC - Adjusted[2]	$ 1,444.7	23.1 %	$ 1,173.8
EBITDAC Margin - Adjusted[2]	33.9 %		32.7 %
Organic Revenue growth rate[2]	10.2 %		8.1 %
Employee compensation and benefits relative to total revenues	51.4 %		50.8 %
Other operating expenses relative to total revenues	15.3 %		16.7 %
Capital expenditures	$ 68.9	31.0 %	$ 52.6
Total assets at December 31,	$ 14,883.4	6.5 %	$ 13,973.5

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure
NMF = Not a meaningful figure

Commissions and Fees

Commissions and fees, including profit-sharing contingent commissions and earned premiums for 2023, increased $636.2 million to $4,199.4 million, or 17.9% over 2022. Core commissions and fees in 2023 increased $595.0 million, composed of (i) $351.1 million of net new and renewal business, which reflects an Organic Revenue growth rate of 10.2%; (ii) $285.0 million from acquisitions that had no comparable revenues in the same period of 2022; (iii) an increase from the impact from Foreign Currency Translation of $9.9 million; and (iv) an offsetting decrease of $51.0 million related to commissions and fees revenue from business divested in the preceding 12 months. Profit-sharing contingent commissions for 2023 increased by $41.2 million, or 46.4%, compared to the same period in 2022. This increase was the result of recent acquisitions and qualifying for certain profit-sharing contingent commissions in 2023 that we did not qualify for in the prior year, partially due to a quieter hurricane season in 2023 as compared to 2022.

Investment Income

Investment income for 2023 was $52.4 million, compared with $6.5 million in 2022. The increase was primarily driven by higher average interest rates compared to 2022.

Other Income, Net

Other income for 2023 was $5.3 million, compared with $3.7 million in 2022. Other income consists primarily of miscellaneous income and therefore can fluctuate between comparable periods.

Employee Compensation and Benefits

Employee compensation and benefits expense as a percentage of total revenues was 51.4% for the year ended December 31, 2023 as compared to 50.8% for the year ended December 31, 2022, and increased 20.3%, or $369.7 million. This increase included $158.8 million of compensation costs related to stand-alone acquisitions that had no comparable costs in the same period of 2022. Therefore, employee compensation and benefits expense attributable to those offices that existed in the same time periods of 2023 and 2022 increased by $210.9 million or 12.3%. This underlying employee compensation and benefits expense increase was primarily related to: (i) an increase in staff salaries and bonuses attributable to new hires; (ii) an increase in producer compensation associated with revenue growth; (iii) an increase in non-cash stock-based compensation driven by the strong financial performance of the Company and (iv) the year-over-year increase of approximately $46.5 million in the value of deferred compensation liabilities driven by changes in the market prices of our employees' investment elections associated with our deferred compensation plan, with such amount substantially offset within other operating expenses as we hold assets to fund these liabilities that closely match the investment elections of our employees.

Other Operating Expenses

Other operating expenses represented 15.3% of total revenues for 2023 as compared to 16.7% for the year ended December 31, 2022. Other operating expenses for 2023 increased $53.1 million, or 8.9%, from the same period of 2022. The net increase included: (i) $54.3 million of other operating expenses related to stand-alone acquisitions that had no comparable costs in the same period of 2022; (ii) expenses of approximately $11.0 million to resolve a business matter during the first quarter of 2023 which is not considered to be normal, recurring or part of the ongoing operations; (iii) increased variable travel and entertainment costs, offset by (iv) the year-over-year increase of approximately $46.5 million in the value of assets held to fund the associated liabilities within our deferred compensation plan, which was substantially offset within employee compensation and benefits as noted above, and (v) prior year expenses of approximately $11.5 million recorded within our Captives as a result of the estimated insured property claims associated with Hurricane Ian.

Gain or Loss on Disposal

The Company recognized net gains on disposals of $143.3 million in 2023 and $4.5 million in 2022. The gains on disposal were due to activity associated with sales of businesses or book of business. Although we do not routinely sell businesses or customer accounts, we periodically sell an office or a book of business (one or more customer accounts) that we believe does not produce reasonable margins or demonstrate a potential for growth, or because doing so is in the Company's best interest. in 2023 we recorded a gain on disposal of $134.6 million in our Services segment associated with the sale of certain third-party claims administration and adjusting services businesses in the fourth quarter of 2023.



Amortization

Amortization expense for 2023 increased $19.4 million to $166.0 million, or 13.2% over 2022. This increase reflects the amortization of new intangibles from businesses acquired within the past 12 months, net of certain intangible assets becoming fully amortized or written off in the gain or loss on disposal.

Depreciation

Depreciation expense for 2023 increased $0.8 million to $40.0 million, or 2.0% over 2022. Changes in depreciation expense reflect net additions of fixed assets resulting from businesses acquired in the past 12 months and the addition of fixed assets resulting from business initiatives, net of the impact of fixed assets that became fully depreciated or written off in the gain or loss on disposal.

Interest Expense

Interest expense for 2023 increased $48.8 million to $190.0 million, or 34.6%, from 2022. The increase is due to higher average debt balances resulting from debt issuance and bank financing in the first quarter of 2022 to fund the acquisitions of Orchid, GRP, and BdB, as well as increases in the floating-rate benchmark associated with our adjustable-rate debt.

Change in Estimated Acquisition Earn-Out Payables

Accounting Standards Codification ("ASC") Topic 805-Business Combinations is the authoritative guidance requiring an acquirer to recognize 100% of the fair value of acquired assets, including goodwill and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase price arrangements) at the acquisition date must be included in the purchase price consideration. The recorded purchase price for acquisitions includes an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations are required to be recorded in the Consolidated Statement of Income when incurred or reasonably estimated. Estimations of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods ranging from one to three years.

The net charge or credit to the Consolidated Statements of Income for the period is the combination of the net change in the estimated acquisition earn-out payables liability, and the accretion of the present value discount on those liabilities.

As of December 31, 2023, the fair values of the estimated acquisition earn-out payables were reevaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3) as defined in ASC 820-Fair Value Measurement. The resulting net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2023 and 2022 were as follows:

(in millions)	2023	2022
Change in fair value of estimated acquisition earn-out payables	$ 14.1	$ (45.9)
Interest expense accretion	7.7	7.0
Net change in earnings from estimated acquisition earn-out payables	$ 21.8	$ (38.9)

For the years ended December 31, 2023 and 2022, the fair value of estimated earn-out payables was reevaluated and increased by $14.1 million for 2023 and decreased by $45.9 million for 2022, which are charges and credits respectively, exclusive of interest expense accretion, to the Consolidated Statements of Income for 2023 and 2022.

As of December 31, 2023, the estimated acquisition earn-out payables equaled $249.2 million, of which $145.9 million was recorded as accounts payable and $103.3 million was recorded as other non-current liabilities. As of December 31, 2022, the estimated acquisition earn-out payables equaled $251.6 million, of which $119.3 million was recorded as accounts payable and $132.3 million was recorded as other non-current liabilities.

Income Taxes

The effective tax rate on income from operations was 24.0% in 2023 and 23.3% in 2022.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

As discussed in Note 16 "Segment Information" of the Notes to Consolidated Financial Statements, we operate four reportable segments: Retail, National Programs, Wholesale Brokerage and Services. On a segmented basis, changes in amortization, depreciation and interest expenses generally result from activity associated with acquisitions. Likewise, other income consists primarily of miscellaneous income and therefore can fluctuate between comparable periods. As such, in evaluating the operational efficiency of a segment, management focuses on the Organic Revenue growth rate and EBITDAC margin.

The reconciliation of total commissions and fees included in the Consolidated Statements of Income to Organic Revenue, a non-GAAP financial measure, including by segment, and the growth rates for Organic Revenue for the year ended December 31, 2023 are as follows:

2023 (in millions, except percentages)	Retail[1] 2023	2022	National Programs 2023	2022	Wholesale Brokerage 2023	2022	Services 2023	2022	Total 2023	2022
Commissions and fees	$ 2,433.0	$ 2,080.4	$ 1,064.3	$ 858.1	$ 539.0	$ 452.8	$ 163.1	$ 171.9	$ 4,199.4	$ 3,563.2
Total change	$ 352.6		$ 206.2		$ 86.2		$ (8.8)		$ 636.2	
Total growth %	16.9 %		24.0 %		19.0 %		(5.1)%		17.9 %	
Profit-sharing contingent commissions	(49.9)	(48.8)	(65.2)	(27.6)	(14.8)	(12.3)	—	—	(129.9)	(88.7)
Core commissions and fees	$ 2,383.1	$ 2,031.6	$ 999.1	$ 830.5	$ 524.2	$ 440.5	$ 163.1	$ 171.9	$ 4,069.5	$ 3,474.5
Acquisitions	(203.5)	—	(47.1)	—	(34.4)	—	—	—	(285.0)	—
Dispositions	—	(20.2)	—	(18.0)	—	(5.0)	—	(7.8)	—	(51.0)
Foreign currency translation	—	8.8	—	—	—	1.1	—	—	—	9.9
Organic Revenue[2]	$ 2,179.6	$ 2,020.2	$ 952.0	$ 812.5	$ 489.8	$ 436.6	$ 163.1	$ 164.1	$ 3,784.5	$ 3,433.4
Organic Revenue growth[2]	$ 159.4		$ 139.5		$ 53.2		$ (1.0)		$ 351.1	
Organic Revenue growth rate[2]	7.9 %		17.2 %		12.2 %		(0.6)%		10.2 %	

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items. Excluding the amounts from the "Other" column the growth in commissions and fees was 17.0%.
(2) A non-GAAP financial measure.



The reconciliation of total commissions and fees included in the Consolidated Statements of Income to Organic Revenue, a non-GAAP financial measure, including by segment, and the growth rates for Organic Revenue for the year ended December 31, 2022, by segment, are as follows:

2022	Retail[1]		National Programs		Wholesale Brokerage		Services		Total	
(in millions, except percentages)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Commissions and fees	$ 2,080.4	$ 1,764.9	$ 858.1	$ 701.1	$ 452.8	$ 402.6	$ 171.9	$ 178.9	$ 3,563.2	$ 3,047.5
Total change	$ 315.5		$ 157.0		$ 50.2		$ (7.0)		$ 515.7	
Total growth %	17.9 %		22.4 %		12.5 %		(3.9)%		16.9 %	
Profit-sharing contingent commissions	(48.8)	(38.9)	(27.6)	(35.3)	(12.3)	(8.0)	—	—	(88.7)	(82.2)
Core commissions and fees	$ 2,031.6	$ 1,726.0	$ 830.5	$ 665.8	$ 440.5	$ 394.6	$ 171.9	$ 178.9	$ 3,474.5	$ 2,965.3
Acquisitions	(205.1)	—	(64.9)	—	(18.6)	—	—	—	(288.6)	—
Dispositions	—	(7.2)	—	(3.3)	—	(2.4)	—	(1.9)	—	(14.8)
Foreign currency translation	—	(3.9)	—	(0.6)	—	—	—	—	—	(4.5)
Organic Revenue[2]	$ 1,826.5	$ 1,714.9	$ 765.6	$ 661.9	$ 421.9	$ 392.2	$ 171.9	$ 177.0	$ 3,185.9	$ 2,946.0
Organic Revenue growth[2]	$ 111.6		$ 103.7		$ 29.7		$ (5.1)		$ 239.9	
Organic Revenue growth rate[2]	6.5 %		15.7 %		7.6 %		(2.9)%		8.1 %	

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.
(2) A non-GAAP financial measure.

The reconciliation of Total Revenues to Total Revenues - Adjusted, a non-GAAP measure, income before incomes taxes, included in the Consolidated Statement of Income, to EBITDAC, a non-GAAP measure, and EBITDAC - Adjusted, a non-GAAP measure, and Income Before Income Taxes Margin to EBITDAC Margin, a non-GAAP measure, and EBITDAC Margin - Adjusted, a non-GAAP measure, including by segment, for the year ended December 31, 2023, is as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total Revenues	$ 2,440.0	$ 1,077.3	$ 540.7	$ 163.1	$ 36.0	$ 4,257.1
Total Revenues - Adjusted[2]	2,440.0	1,077.3	540.7	163.1	36.0	4,257.1
Income before income taxes	528.4	405.5	125.8	153.8	(67.4)	1,146.1
Income Before Income Taxes Margin[1]	21.7 %	37.6 %	23.3 %	94.3 %	NMF	26.9 %
Amortization	108.5	41.2	11.2	5.1	—	166.0
Depreciation	18.0	11.8	2.6	1.4	6.2	40.0
Interest	83.4	35.6	11.9	1.3	57.8	190.0
Change in estimated acquisition earn-out payables	1.5	(0.1)	20.4	—	—	21.8
EBITDAC[2]	$ 739.8	$ 494.0	$ 171.9	$ 161.6	$ (3.4)	$ 1,563.9
EBITDAC Margin[2]	30.3 %	45.9 %	31.8 %	99.1 %	NMF	36.7 %
(Gain)/loss on disposal	(2.5)	(6.2)	-	(134.6)	—	(143.3)
Acquisition/Integration Costs	10.3	0.2	0.5	—	2.1	13.1
1Q23 Nonrecurring Cost					11.0	11.0
EBITDAC - Adjusted[2]	$ 747.6	$ 488.0	$ 172.4	$ 27.0	$ 9.7	$ 1,444.7
EBITDAC Margin - Adjusted[2]	30.6 %	45.3 %	31.9 %	16.6 %	NMF	33.9 %

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure. Current year not adjusted for Foreign Currency Translation as the prior year is converted at current year rates.
NMF = Not a meaningful figure

The reconciliation of Total Revenues to Total Revenues - Adjusted, a non-GAAP measure, income before incomes taxes, included in the Consolidated Statement of Income, to EBITDAC, a non-GAAP measure, and EBITDAC - Adjusted, a non-GAAP measure, and Income Before Income Taxes Margin to EBITDAC Margin, a non-GAAP measure, and EBITDAC Margin - Adjusted, a non-GAAP measure, including by segment, for the year ended December 31, 2022, is as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total Revenues	$ 2,084.3	$ 859.5	$ 453.4	$ 171.9	$ 4.3	$ 3,573.4
Foreign Currency Translation	10.6	0.2	1.3	—	—	12.1
Total Revenues - Adjusted[2]	2,094.9	859.7	454.7	171.9	4.3	3,585.5
Income before income taxes	466.7	271.1	117.7	24.1	(3.5)	876.1
Income Before Income Taxes Margin[1]	22.4 %	31.5 %	26.0 %	14.0 %	NMF	24.5 %
Amortization	96.7	35.4	9.4	5.1	—	146.6
Depreciation	12.8	15.3	2.7	1.6	6.8	39.2
Interest	94.3	33.0	12.9	2.1	(1.1)	141.2
Change in estimated acquisition earn-out payables	(26.3)	(10.9)	(1.7)	—	—	(38.9)
EBITDAC[2]	$ 644.2	$ 343.9	$ 141.0	$ 32.9	$ 2.2	$ 1,164.2
'EBITDAC Margin[2]	30.9 %	40.0 %	31.1 %	19.1 %	NMF	32.6 %
(Gain)/loss on disposal	(8.4)	0.8	3.1	—	—	(4.5)
Acquisition/Integration Costs	7.6	0.5	1.5	—	1.6	11.2
Foreign Currency Translation	3.0	—	0.1	—	(0.2)	2.9
EBITDAC - Adjusted[2]	$ 646.4	$ 345.2	$ 145.7	$ 32.9	$ 3.6	$ 1,173.8
EBITDAC Margin - Adjusted[2]	30.9 %	40.2 %	32.0 %	19.1 %	NMF	32.7 %



(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure
NMF = Not a meaningful figure

Retail Segment

The Retail segment provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers, and non-insurance risk-mitigating products through our automobile dealer services ("F&I") businesses. Approximately 78% of the Retail segment's commissions and fees revenue is commission based.

Financial information relating to our Retail segment for the 12 months ended December 31, 2023 and 2022 is as follows:

(in millions, except percentages)		2023	% Change		2022
REVENUES					
Core commissions and fees	$	2,384.8	17.3 %	$	2,032.8
Profit-sharing contingent commissions		49.9	2.3 %		48.8
Investment income		1.3	NMF		0.1
Other income, net		4.0	53.8 %		2.6
Total revenues		2,440.0	17.1 %		2,084.3
EXPENSES					
Employee compensation and benefits		1,301.0	19.0 %		1,093.0
Other operating expenses		401.7	13.0 %		355.5
(Gain)/loss on disposal		(2.5)	(70.2)%		(8.4)
Amortization		108.5	12.2 %		96.7
Depreciation		18.0	40.6 %		12.8
Interest		83.4	(11.6)%		94.3
Change in estimated acquisition earn-out payables		1.5	(105.7)%		(26.3)
Total expenses		1,911.6	18.2 %		1,617.6
Income before income taxes	$	528.4	13.2 %	$	466.7
Income Before Income Taxes Margin[1]		21.7 %			22.4 %
EBITDAC - Adjusted[2]	$	747.6	15.7 %	$	646.4
EBITDAC Margin - Adjusted[2]		30.6 %			30.9 %
Organic Revenue growth rate[2]		7.9 %			6.5 %
Employee compensation and benefits relative to total revenues		53.3 %			52.4 %
Other operating expenses relative to total revenues		16.5 %			17.1 %
Capital expenditures	$	45.5	144.6 %	$	18.6
Total assets at December 31	$	8,303.9	11.3 %	$	7,458.6

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure
NMF = Not a meaningful figure

The Retail segment's total revenues in 2023 increased 17.1%, or $355.7 million, over 2022, to $2,440.0 million. The $352.0 million increase in core commissions and fees was driven by the following: (i) approximately $203.5 million related to the core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2022; (ii) an increase of $159.4 million related to net new and renewal business; (iii) an increase from the impact of Foreign Currency Translation of $8.8 million; and (iv) an offsetting decrease of $20.2 million related to commissions and fees recorded in 2022 from businesses since divested. Profit-sharing contingent commissions in 2023 increased 2.3%, or $1.1 million, over 2022, to $49.9. The Retail segment's total commissions and fees increased 17.0% and the Organic Revenue growth rate was 7.9% for 2023. The Organic Revenue growth rate was driven by net new business written during the preceding 12 months and growth on renewals of existing customers. Renewal business was impacted by rate increases and changes in insurable values in most lines of business with continued increases in commercial property and casualty, employee benefits, professional and excess liability partially offset by continued premium rate reductions in workers' compensation. This growth was partially offset by a decline in revenue within our F&I businesses due to the slowdown in automobile and recreational vehicle industries.

Income before income taxes for 2023 increased 13.2%, or $61.7 million, over the same period in 2022, to $528.4 million. The primary factors driving this increase were: (i) the profit associated with the net increase in revenue as described above; (ii) the drivers of EBITDAC - Adjusted described below; (iii) the decrease in intercompany interest expense; and partially offset by (iv) an increase in the change in estimated acquisition earn-out payables; and (v) depreciation growing faster than total revenues.

EBITDAC - Adjusted for 2023 increased 15.7%, or $101.2 million, from the same period in 2023, to $747.6 million. EBITDAC Margin - Adjusted for 2023 decreased to 30.6% from 30.9% in the same period in 2022. The decrease in EBITDAC Margin - Adjusted was primarily driven by (i) increased variable operating expenses associated with travel and entertainment, (ii) higher compensation costs, which were driven by hiring more employees to support our current and future growth, (iii) inflation and (iv) non-cash stock-based compensation.

National Programs Segment

The National Programs segment manages over 60 programs supported by over 100 well-capitalized carrier partners. In most cases, the insurance carriers that support these programs have delegated underwriting and, in many instances, claims-handling authority to our programs operations. These programs are generally distributed through a nationwide network of independent agents and Brown & Brown retail agents, and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches. This segment also operates our write-your-own flood insurance carrier, WNFIC and participates in two Captives. WNFIC's underwriting business consists of policies written on behalf of and fully ceded to the NFIP, as well as excess flood policies, which are fully reinsured in the private market. The Captives provide additional underwriting capacity that enable growth in core commissions and fees, and allow us to participate in underwriting results with limited exposure to claims expenses. The Company has traditionally participated in underwriting profits through profit-sharing contingent commissions. These Captives give us another way to continue to participate in underwriting results while limiting exposure to claims expenses. The Captives focus on property insurance for earthquake and wind exposed properties underwritten by certain of our MGUs. The Captives limit the Company's exposure to claims expenses either through reinsurance or by participating in limited tranches of the underwriting risk.

The National Programs segment operations can be grouped into five broad categories: Professional Programs, Personal Lines Programs, Commercial Programs, Public Entity-Related Programs and Specialty Programs. Approximately 76% of the National Programs segment's commissions and fees revenue is commission based.

Financial information relating to our National Programs segment for the 12 months ended December 31, 2023 and 2022 is as follows:

(in millions, except percentages)		2023	% Change		2022
REVENUES					
Core commissions and fees	$	999.1	20.3 %	$	830.5
Profit-sharing contingent commissions		65.2	136.2 %		27.6
Investment income		12.1	NMF		1.3
Other income, net		0.9	NMF		0.1
Total revenues		1,077.3	25.3 %		859.5
EXPENSES					
Employee compensation and benefits		368.1	15.5 %		318.7
Other operating expenses		221.4	12.9 %		196.1
(Gain)/loss on disposal		(6.2)	NMF		0.8
Amortization		41.2	16.4 %		35.4
Depreciation		11.8	(22.9)%		15.3
Interest		35.6	7.9 %		33.0
Change in estimated acquisition earn-out payables		(0.1)	(99.1)%		(10.9)
Total expenses		671.8	14.2 %		588.4
Income before income taxes	$	405.5	49.6 %	$	271.1
Income Before Income Taxes Margin[1]		37.6 %			31.5 %
EBITDAC - Adjusted[2]	$	488.0	41.4 %	$	345.2
EBITDAC Margin - Adjusted[2]		45.3 %			40.2 %
Organic Revenue growth rate[2]		17.2 %			15.7 %
Employee compensation and benefits relative to total revenues		34.2 %			37.1 %
Other operating expenses relative to total revenues		20.6 %			22.8 %
Capital expenditures	$	16.5	(18.3)%	$	20.2
Total assets at December 31	$	4,333.5	(3.0)%	$	4,467.8

(1)"Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2)A non-GAAP financial measure
NMF = Not a meaningful figure

The National Programs segment's total revenue for 2023 increased 25.3%, or $217.8 million, as compared to the same period in 2022, to $1,077.3 million. The $168.6 million increase in core commissions and fees revenue was driven by: (i) approximately $139.5 million of net new and renewal business; (ii) $47.1 million from acquisitions that had no comparable revenues in the same period of 2022; and (iii) an offsetting decrease of $18.0 million related to commissions and fees revenue from business divested in the preceding 12 months.

Profit-sharing contingent commissions in 2023 increased 136.2%, or $37.6 million, from 2022, to $65.2 which was primarily driven by lower storm activity in 2023, qualifying for certain programs due to improved underwriting results and to a lesser extent favorable loss development associated with Hurricane Ian. The National Programs segment's growth rate for total commissions and fees was 24.0% and the Organic Revenue growth rate was 17.2% for 2023. The Organic Revenue growth was driven primarily by strong new business, good retention and rate increases.



Income before income taxes for 2023 increased 49.6%, or $134.4 million, from the same period in 2022, to $405.5 million. Income before income taxes increased due to the drivers of EBITDAC - Adjusted described below. This was partially offset by increases in change in estimated acquisition earn-out payables, amortization and intercompany interest expense.

EBITDAC - Adjusted for 2023 increased 41.4%, or $142.8 million, from the same period in 2022, to $488.0 million. EBITDAC Margin - Adjusted for 2023 increased to 45.3% from 40.2%. EBITDAC - Adjusted increased due to leveraging our expense base in connection with strong growth of Total Revenues - Adjusted, increased profit-sharing contingent commissions and lower claims costs in our Captives.

Wholesale Brokerage Segment

The Wholesale Brokerage segment markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, including Brown & Brown retail agents. Approximately 86% of the Wholesale Brokerage segment's commissions and fees revenue is commission based.

Financial information relating to our Wholesale Brokerage segment for the 12 months ended December 31, 2023 and 2022 is as follows:

(in millions, except percentages)	2023	% Change	2022
REVENUES			
Core commissions and fees	$ 524.2	19.0 %	$ 440.5
Profit-sharing contingent commissions	14.8	20.3 %	12.3
Investment income	1.5	(NMF	0.3
Other income, net	0.2	(33.3)%	0.3
Total revenues	540.7	19.3 %	453.4
EXPENSES			
Employee compensation and benefits	284.3	18.8 %	239.3
Other operating expenses	84.5	20.7 %	70.0
(Gain)/loss on disposal	—	(100.0)%	3.1
Amortization	11.2	19.1 %	9.4
Depreciation	2.6	(3.7)%	2.7
Interest	11.9	(7.8)%	12.9
Change in estimated acquisition earn-out payables	20.4	NMF	(1.7)
Total expenses	414.9	23.6 %	335.7
Income before income taxes	$ 125.8	6.9 %	$ 117.7
Income Before Income Taxes Margin[1]	23.3 %		26.0 %
EBITDAC - Adjusted[2]	$ 172.4	18.3 %	$ 145.7
EBITDAC Margin - Adjusted[2]	31.9 %		32.0 %
Organic Revenue growth rate[2]	12.2 %		7.6 %
Employee compensation and benefits relative to total revenues	52.6 %		52.8 %
Other operating expenses relative to total revenues	15.6 %		15.4 %
Capital expenditures	$ 3.0	7.1 %	$ 2.8
Total assets at December 31	$ 1,558.9	11.2 %	$ 1,401.6

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure
NMF = Not a meaningful figure

The Wholesale Brokerage segment's total revenues for 2023 increased 19.3%, or $87.3 million, over 2022, to $540.7 million. The $83.7 million increase in core commissions and fees was driven by the following: (i) $53.2 million related to net new and renewal business; and (ii) $34.4 million related to core commissions and fees revenue from acquisitions that had no comparable revenues in the same period of 2022; and (iii) an increase from the impact of Foreign Currency Translation of $1.1 million and partially offset by (iv) a decrease of $5.0 million related to commissions and fees recorded in 2022 from a business since divested. Profit-sharing contingent commissions for 2023 increased $2.5 million compared to 2022, to $14.8 million, primarily driven by qualifying for certain profit-sharing contingent commissions in 2023 that we did not qualify for in the prior year and, to a lesser extent, by acquired businesses in the last year. The Wholesale Brokerage segment's growth rate for total commissions and fees was 19.0%, and the Organic Revenue growth rate was 12.2% for 2023. The Organic Revenue growth rate was driven by strong new business, good retention, as well as rate increases for most lines of coverage, except for professional liability which experienced rates that were flat to down as compared to the prior year.

Income before income taxes for 2023 increased 6.9%, or $8.1 million, over 2022, to $125.8 million, primarily due to the following: (i) the growth of EBITDAC - Adjusted described below; (ii) a loss in the prior year from a business that was divested; (iii) lower intercompany interest expense; and (iv) a decrease in Acquisition/Integration Costs; partially offset by (v) an increase in the change in estimated acquisition earn-out payables; and (vi) higher amortization expense.

EBITDAC - Adjusted for 2023 increased 18.3%, or $26.7 million, from the same period in 2022, to $172.4 million. EBITDAC Margin - Adjusted for 2023 decreased to 31.9% from 32.0% for the same period in 2022 due to: (i) increased variable operating expenses, which were primarily travel and meeting related, (ii) non-cash stock-based compensation, (iii) certain nonrecurring operating expenses, which offset (iv) good organic growth and (v) higher profit-sharing contingent commissions.

Services Segment

The Services segment provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas. The Services segment also provides Medicare Set-aside account services, Social Security disability and Medicare benefits advocacy services, and claims adjusting services.

Unlike the other segments, nearly all of the Services segment's revenue is generated from fees which are not significantly affected by fluctuations in general insurance premiums.

In the fourth quarter of 2023, the Company announced and completed the sale of certain third-party claims administration and adjusting services businesses within the Services segment. The pre-tax gain on sale of the businesses was $134.6 million. The annual total revenues of the disposed businesses were approximately $90 million, and the EBITDAC Margin - Adjusted for the disposed business was similar to the overall EBITDAC Margin - Adjusted for the Services segment in 2023.

Financial information relating to our Services segment for the 12 months ended December 31, 2023 and 2022 is as follows:

(in millions, except percentages)		2023	% Change		2022
REVENUES					
Core commissions and fees	$	163.1	(5.1)%	$	171.9
Profit-sharing contingent commissions		—	—		—
Investment income		—	—		—
Other income, net		—	—		—
Total revenues		163.1	(5.1)%		171.9
EXPENSES					
Employee compensation and benefits		91.3	0.8 %		90.6
Other operating expenses		44.8	(7.4)%		48.4
(Gain)/loss on disposal		(134.6)	—		—
Amortization		5.1	—		5.1
Depreciation		1.4	(12.5)%		1.6
Interest		1.3	(38.1)%		2.1
Change in estimated acquisition earn-out payables		—	—		—
Total expenses		9.3	(93.7)%		147.8
Income before income taxes	$	153.8	NMF	$	24.1
Income Before Income Taxes Margin[1]		94.3 %			14.0 %
EBITDAC - Adjusted[2]	$	27.0	(17.9)%	$	32.9
EBITDAC Margin - Adjusted[2]		16.6 %			19.1 %
Organic Revenue growth rate[2]		(0.6)%			(2.9)%
Employee compensation and benefits relative to total revenues		56.0 %			52.7 %
Other operating expenses relative to total revenues		27.5 %			28.2 %
Capital expenditures	$	1.1	10.0 %	$	1.0
Total assets at December 31	$	209.0	(29.2)%	$	295.0



(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure
NMF = Not a meaningful figure

The Services segment's total revenues for 2023 decreased 5.1%, or $8.8 million, from 2022, to $163.1 million. The $8.8 million decrease in core commissions and fees, was driven by: (i) continued external factors impacting our Social Security disability and Medicare benefits advocacy services and Medicare Set-aside businesses and (ii) the sale of certain third-party claims administration and adjusting services businesses.

Income before income taxes for 2023 increased 538.2%, or $129.7 million, from 2022, to $153.8 million due primarily to the gain on disposal associated with the sale of certain third-party claims administration and adjusting services businesses and the drivers of EBITDAC - Adjusted described below.

EBITDAC - Adjusted for 2023 decreased 17.9%, or $5.9 million, from the same period in 2022, to $27.0 million. EBITDAC Margin - Adjusted for 2023 decreased to 16.6% from 19.1% in the same period in 2022. The decrease in EBITDAC - Adjusted and EBITDAC Margin - Adjusted was driven primarily by lower revenues.

Other

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the intercompany interest expense charges to reporting segments.

LIQUIDITY AND CAPITAL RESOURCES

The Company seeks to maintain a conservative balance sheet and strong liquidity profile. Our capital requirements to operate as an insurance intermediary are low, and we have been able to grow and invest in our business through a combination of cash that has been generated from operations, the disciplined use of debt and the issuance of equity as part of the purchase price consideration to acquire certain businesses. We have the ability to utilize our Revolving Credit Facility, which as of December 31, 2023 provided capacity for up to $700.0 million in additional available cash. We believe that we have access to additional funds, if needed, through the capital markets or private placements to obtain further debt financing under the current market conditions. The Company believes that its existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with the funds available under the Revolving Credit Facility and the Loan Agreement (the "Loan Agreement"), will be sufficient to satisfy its normal liquidity needs, including principal payments on our long-term debt, for the next 12 months and the long term.

The Revolving Credit Facility contains an expansion option for up to an additional $500.0 million of borrowing capacity, subject to the approval of participating lenders.

On March 31, 2022, the Company entered into a Loan Agreement which provided term loan capacity of $800.0 million. Additionally, the Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment under the existing Loan Agreement or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. Including the expansion options under all existing credit agreements, the Company has access to up to $1,600.0 million of incremental borrowing capacity as of December 31, 2023.

Subsequent to December 31, 2023, the Company exercised a draw down on the Revolving Credit Facility for $150.0 million for general corporate purposes.

Our cash and cash equivalents of $700.3 million at December 31, 2023 reflected an increase of $50.3 million from the $650.0 million balance at December 31, 2022. During 2023, $1,009.5 million of cash was generated from operating activities, representing an increase of 14.5%. During this period, $630.7 million of cash was used for new acquisitions, $118.8 million was used for acquisition earn-out payments, $68.9 million was used to purchase additional fixed assets, $135.0 million was used for payment of dividends, $0.1 million was used for share repurchases and $250.6 million was used to pay outstanding principal balances owed on long-term debt.

We hold approximately $204.3 million in cash outside of the U.S., which we currently have no plans to repatriate in the near future.

Our cash and cash equivalents of $650.0 million at December 31, 2022 reflected a decrease of $43.3 million from the $693.2 million balance at December 31, 2021. During 2022, $881.4 million of cash was generated from operating activities, representing an increase of 9.0%. During this period, $1,927.7 million of cash was used for new acquisitions, $106.3 million was used for acquisition earn-out payments, $52.6 million was used to purchase additional fixed assets, $119.5 million was used for payment of dividends, $74.1 million was used for share repurchases and $61.3 million was used to pay outstanding principal balances owed on long-term debt.

Our ratio of current assets to current liabilities (the "current ratio") was 1.03 and 1.09 for December 31, 2023 and December 31, 2022, respectively.



Contractual Cash Obligations

As of December 31, 2023, our contractual cash obligations were as follows:

	Payments Due by Period				
(in millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 3,825.0	$ 568.7	$ 693.8	$ 312.5	$ 2,250.0
Other liabilities	256.0	64.7	20.3	17.4	153.6
Operating leases[1]	257.8	52.0	90.3	57.7	57.8
Interest obligations	1,434.4	175.9	267.3	181.1	810.1
Maximum future acquisition contingency payments[2]	640.2	297.3	322.9	20.0	—
Total contractual cash obligations[3],[4]	$ 6,413.4	$ 1,158.6	$ 1,394.6	$ 588.7	$ 3,271.5

(1) Includes $11.4 million of future lease commitments expected to commence in 2024.
(2) Includes $249.2 million of current and non-current estimated earn-out payables. Earn-out payables for acquisitions not denominated in U.S. dollars are measured at the current foreign exchange rate. Six of the estimated acquisition earn-out payables assumed in connection with the acquisition of GRP and Kentro Capital Limited included provisions with no maximum potential earn-out amount. The amount recorded for these acquisitions as of December 31, 2023, is $4.7 million. The Company deems a significant increase to this amount to be unlikely.
(3) Does not include approximately $37.0 million of current liability for a dividend of $0.1300 per share approved by the board of directors on January 17, 2024 and paid on February 14, 2024.
(4) Does not include approximately $121.0 million reflected in accounts payable related to federal income tax payments due to Hurricane Idalia tax relief, which was announced by the Internal Revenue Service on August 30, 2023. These deferred income tax payments were paid by the deadline of February 15, 2024.

Debt

Total debt at December 31, 2023 was $3,795.6 million net of unamortized discount and debt issuance costs, which was a decrease of $146.5 million compared to December 31, 2022. The decrease includes: the scheduled principal payments related to our various existing floating-rate debt term notes in total of $250.6 million; offset by the amortization of discounted debt related to our various unsecured Senior Notes, and debt issuance cost amortization of $4.1 million and the net increase of $100.0 million balance on the Revolving Credit Facility.

During the 12 months ended December 31, 2023, the Company repaid $15.6 million of principal related to the Second Amended and Restated Credit Agreement term loan through the quarterly scheduled principal payments. The Second Amended and Restated Credit Agreement term loan had an outstanding balance of $218.7 million as of December 31, 2023. The Company's next scheduled principal payment is due March 31, 2024 and is equal to $6.3 million.

During the 12 months ended December 31, 2023, the Company repaid the full balance of $210.0 million of principal related to the Term Loan Credit Agreement through quarterly scheduled principal payments and refinanced a portion of the loan on the Revolving Credit Facility.

During the 12 months ended December 31, 2023, the Company repaid $25.0 million of principal related to the Term Loans issued under the Term A-2 Loan Commitment (“Term A-2 Loans”) through quarterly scheduled principal payments. The Term A-2 Loans had an outstanding balance of $456.2 million as of December 31, 2023. The Company’s next scheduled principal payment is due March 31, 2024 and is equal to $6.3 million.

On October 27, 2021, the Company entered into an amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) with the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, Bank of America, N.A., Truist Bank and BMO Harris Bank N.A. as co-syndication agents, and U.S. Bank National Association, Fifth Third Bank, National Association, Wells Fargo Bank, National Association, PNC Bank, National Association, Morgan Stanley Senior Funding, Inc. and Citizens Bank, N.A. as co-documentation agents. The Second Amended and Restated Credit Agreement amended and restated the credit agreement dated April 17, 2014, among certain of such parties, as amended by that certain amended and restated credit agreement dated June 28, 2017 (the “Original Credit Agreement”). The Second Amended and Restated Credit Agreement, among other certain terms, extended the maturity of the Revolving Credit Facility of $800.0 million and unsecured term loans associated with the agreement of $250.0 million to October 27, 2026. At the time of the renewal, the Company added an additional $2.7 million in debt issuance costs related to the transaction. The Company carried forward $0.6 million of existing debt issuance costs related to the previous credit facility agreements, while expensing $0.1 million in debt issuance costs due to certain lenders exiting the renewed facility agreement. On February 10, 2023, the Company entered into Amendment No.1 ("Amendment") of the Second Amended and Restated Credit Agreement, which provided that the overnight London Interbank Offered Rate (“LIBOR”) should be replaced with a successor rate. The amendment also included additional terms and conditions for the Secured Overnight Financing Rate (“SOFR”) loans and Risk-free Reference Rate ("RFR") loans.

On May 31, 2023, the Company repaid the outstanding balance of $202.5 million on the term loan (the “Term Loan”)

associated with the Term Loan Credit Agreement (the "Term Loan Credit Agreement") which was entered into on December 21, 2018 with cash proceeds of $32.5 million and $170.0 million with proceeds from the Revolving Credit Facility. The Term Loan was terminated early due to the agreement's benchmark reference rate to the London Interbank Offered Rate ("LIBOR") which was due to cease on June 30, 2023. Any proceeds related to this terminated note on the Revolving Credit Facility were repaid by the end of the third quarter of 2023.

As of September 30, 2023, the Company has reclassified the 4.20% notes equaling $500.0 million due in September 2024 to the current portion of long-term debt section of the balance sheet from the long-term debt section on the Condensed Consolidated Balance Sheet. The notes are less than one year from maturity. The Company is currently evaluating a refinancing strategy before the notes mature in September 2024.

On October 2, 2023, the Company obtained $250.0 million from the Revolving Credit Facility in connection with the acquisition of Kentro Capital Limited. During the period ended December 31, 2023, the Company repaid $150.0 million of the proceeds on the Revolving Credit Facility and had a $100.0 million outstanding balance.

Total debt at December 31, 2022 was $3,942.1 million net of unamortized discount and debt issuance costs, which was an increase of $1,919.2 million compared to December 31, 2021. The increase includes: (i) the issuance of $1,200.0 million in aggregate principal amount of Senior Notes on March 17, 2022, exclusive of debt issuance costs and discounts applied to the principal; (ii) the drawdown of $350.0 million of the Revolving Credit Facility in conjunction with the acquisition payment for Orchid on March 31, 2022; (iii) the aggregate drawdown of $800.0 million under the Loan Agreement in connection with the funding of the acquisitions of GRP and BdB which occurred on various dates on or before the final draw on April 28, 2022; and (iv) net of the amortization of discounted debt related to our various unsecured Senior Notes, and debt issuance cost amortization of $3.8 million; offset by decreases due to: (i) the scheduled principal amortization balances related to our various existing floating-rate debt term notes in total of $61.3 million; (ii) added discounted debt balances related to the issuance of $600.0 million in aggregate principal amount of the Company's 4.200% Senior Notes due 2032 (the "2032 Notes") and $600.0 million in aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (the "2052 Notes," and together with the 2032 Notes, the "Notes") of $10.4 million; (iii) debt issuance costs related to the Notes and the Loan Agreement of $13.0 million; and (iv) through December 31, 2022 the Company repaying $350.0 million of debt related to the outstanding amount drawn under the Revolving Credit Facility under the Second Amended and Restated Credit Agreement.

During the 12 months ended December 31, 2022, the Company repaid $12.5 million of principal related to the Second Amended and Restated Credit Agreement term loan through the quarterly scheduled amortized principal payments. The Second Amended and Restated Credit Agreement term loan had an outstanding balance of $234.4 million as of December 31, 2022. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $3.1 million.

During the 12 months ended December 31, 2022, the Company repaid $30.0 million of principal related to the Term Loan Credit Agreement through quarterly scheduled amortized principal payments. The Term Loan Credit Agreement had an outstanding balance of $210.0 million as of December 31, 2022. As of December 31, 2022, the total term loan balance of $210.0 million is presented under current portion of long-term debt as the agreement and underlying debt instruments are within one-year of maturity. The Company is evaluating options with regard to the loan's remaining balance, including retiring the balance at maturity or refinancing the balance or a portion thereof. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $7.5 million.

During the 12 months ended December 31, 2022, the Company repaid $18.8 million of principal related to the Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") through quarterly scheduled amortized principal payments. The Term A-2 Loans had an outstanding balance of $481.3 million as of December 31, 2022. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $6.3 million.

On March 17, 2022, the Company completed the issuance of $600.0 million aggregate principal amount of the Company's 4.200% Senior Notes due 2032 and $600.0 million aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (and together with the 2032 Notes, the "Notes"). The net proceeds to the Company from the issuance of the Notes, after deducting underwriting discounts and estimated offering expenses, were approximately $1,178.2 million. The Senior Notes were given investment grade ratings of BBB- stable outlook and Baa3 stable outlook. The 2032 Notes bear interest at the rate of 4.200% per year and will mature on March 17, 2032. The 2052 Notes bear interest at the rate of 4.950% per year and will mature on March 17, 2052. Interest on the Notes is payable semi-annually in arrears. The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future senior unsecured indebtedness. The Company may redeem the Notes in whole or in part at any time and from time to time, at the "make whole" redemption prices specified in the Prospectus Supplement for the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding the redemption date. The Company used the net proceeds from the offering of the Notes, together with borrowings under its Revolving Credit Facility, cash on hand and other borrowings, to fund the cash consideration and other amounts payable under the GRP Acquisition Agreement and to pay fees and expenses associated with the foregoing. As of December 31, 2022, there was a total outstanding debt balance of $1,200.0 million exclusive of the associated discount balance on both Notes.

On March 31, 2022, the Company entered into the Loan Agreement with the lenders named therein, BMO Harris Bank N.A., as administrative agent, Fifth Third Bank, National Association, PNC Bank, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-syndication agents and BMO Capital Markets Corp., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Truist Securities, Inc., as joint bookrunners and joint lead arrangers. The

Loan Agreement evidences commitments for (i) unsecured delayed draw term loans in an aggregate amount of up to $300.0 million (the "Term A-1 Loan Commitment") and (ii) unsecured delayed draw term loans in an amount of up to $500.0 million (the "Term A-2 Commitment" and, together with the Term A-1 Loan Commitments, the "Term Loan Commitments"). The Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. The Company may borrow term loans (the "Term Loans") under either of the Term Loan Commitments during the period from the Effective Date (the "Effective Date") until the date which is the first anniversary thereof. Once borrowed, Term Loans issued under the Term A-1 Loan Commitment ("Term A-1 Loans") are due and payable on the date that is the third anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. Once borrowed, Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") are repayable in installments until the fifth anniversary the Effective Date with any remaining outstanding amounts due and payable on such fifth anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. While outstanding, the undrawn Term Loan Commitments accrue a commitment fee of 0.15% beginning on the earlier of the initial funding of Term Loans under the Loan Agreement and the date that is 120 days from the Effective Date. Once drawn, Term A-1 Loans will bear interest at the annual rate of Adjusted Term SOFR plus 1.125% or Base Rate plus 0.125% (subject to a pricing grid for changes in the Company's credit rating and/or leverage) and Term A-2 Loans will bear interest at the annual rate of Adjusted Term SOFR plus 1.25% or Base Rate plus 0.25% (subject to a pricing grid for changes in the Company's credit rating and/or leverage). The Loan Agreement includes various covenants (including financial covenants), limitations and events of default customary for similar facilities for similarly rated borrowers. As of December 31, 2022 the outstanding balance on the Loan Agreement was $781.3 million.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange rates and equity prices. We are exposed to market risk through our investments, revolving credit line, term loan agreements and international operations.

Our invested assets are held primarily as cash and cash equivalents, fiduciary cash, available-for-sale marketable debt securities, non-marketable debt securities, certificates of deposit, U.S. treasury securities, and professionally managed short duration fixed income funds. These investments are subject to interest rate risk. The fair value of our invested assets at December 31, 2023 and December 31, 2022, approximated their respective carrying values due to their short-term duration and therefore, such market risk is not considered to be material.



We do not actively invest or trade in equity securities. In addition, we generally dispose of any equity securities received in conjunction with an acquisition shortly after the acquisition date.

As of December 31, 2023, we had $1,075.0 million outstanding under the Second Amended and Restated Credit Agreement and the Loan Agreement tied to SOFR. These aforementioned notes bear interest on a floating basis and are therefore subject to changes in the associated interest expense. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our Consolidated Financial Statements.

The majority of our international operations do not have material transactions in currencies other than their functional currency which would expose the Company to transactional currency rate risk. We are subject to translational exchange rate risk having businesses operating outside of the U.S. in the following functional currencies, British pounds, Canadian dollar and euros and other currencies to a lesser extent. Based upon our foreign currency rate exposure as of December 31, 2023, an immediate 10% hypothetical change of foreign currency exchange rates would not have a material effect on our Consolidated Financial Statements.

Additional Information Regarding Certain Non-GAAP Measures

Reconciliation of Total Commissions and Fees to Organic Revenue Growth

The reconciliation of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue growth for the years ended December 31, 2023, 2022, 2021, 2020, and 2019, are as follows:

(in millions, Unaudited)	2023 Organic Revenue		2022 Organic Revenue		2021 Organic Revenue		2020 Organic Revenue		2019 Organic Revenue	
	2023	2022	2022	2021	2021	2020	2020	2019	2019	2018
Commissions and fees	$ 4,199.4	$ 3,563.2	$ 3,563.2	$ 3,047.5	$ 3,047.5	$ 2,606.1	$ 2,606.1	$ 2,384.7	$ 2,384.7	$ 2,009.9
Total change	636.2		515.7		441.4		221.4		374.8	
Total growth %	17.9 %		16.9 %		16.9 %		9.3 %		18.6%	
Contingent commissions	(129.9)	(88.7)	(88.7)	(82.2)	(82.2)	(71.0)	(70.9)	(59.2)	(59.2)	(55.9)
Core commissions and fees	$ 4,069.5	$ 3,474.5	$ 3,474.5	$ 2,965.3	$ 2,965.3	$ 2,535.1	$ 2,535.2	$ 2,325.5	$ 2,325.5	$ 1,954.0
Acquisitions	(285.0)		(288.6)		(170.2)		(141.1)		(298.2)	
Dispositions		(51.0)		(14.8)		(5.3)		(12.1)		(9.8)
Foreign currency translation		9.9		(4.5)		1.2		—		—
Organic Revenue[1]	$ 3,784.5	$ 3,433.4	$ 3,185.9	$ 2,946.0	$ 2,795.1	$ 2,531.0	$ 2,394.1	$ 2,313.4	$ 2,027.3	$ 1,944.2
Organic Revenue growth	$ 351.1		$ 239.9		$ 264.1		$ 80.7		$ 83.1	
Organic Revenue growth %	10.2 %		8.1 %		10.4 %		3.5 %		4.3 %	

(1) A non-GAAP financial measure

Reconciliation of Income Before Income Taxes to EBITDAC and EBITDAC— Adjusted and Reconciliation of Income Before Income Taxes Margin to EBITDAC Margin and EBITDAC Margin – Adjusted

The reconciliations of Income Before Income Taxes, included in the Consolidated Statement of Income, to EBITDAC – Adjusted and the reconciliation of Income Before Income Taxes Margin to EBITDAC Margin – Adjusted for the years ended December 31, 2023, 2022, 2021, 2020, and 2019, are as follows:

(in millions)	2023	2022	2021	2020	2019
Total Revenues	4,257.1	3,573.4	3,051.4	2,613.4	2,392.2
Income before income taxes	1,146.1	876.1	762.8	624.1	525.9
Income before income taxes margin[1]	26.9 %	24.5 %	25.0 %	23.9 %	22.0 %
Amortization	166.0	146.6	119.6	108.5	105.3
Depreciation	40.0	39.2	33.3	26.3	23.4
Interest	190.0	141.2	65.0	59.0	63.7
Change in estimated acquisitions earnout payables	21.8	(38.9)	40.4	(4.5)	(1.4)
EBITDAC[2]	1,563.9	1,164.2	1,021.1	813.4	716.9
EBITDAC Margin[2]	36.7%	32.6%	33.5%	31.1 %	30.0 %
(Gain)/loss in disposal	(143.3)	(4.5)	(9.6)	(2.4)	(10.0)
Acquisition/Integration Costs	13.1	11.2	—	—	—
1Q23 Nonrecurring Costs	11.0	—	—	—	—
EBITDAC – Adjusted[2]	1,444.7	1,170.9	1,011.5	811.0	706.9
EBITDAC Margin – Adjusted[2]	33.9%	32.8%	33.1%	31.0 %	29.6 %

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues
(2) A non-GAAP financial measure



Financial Statements and Supplementary Data

Consolidated Statements of Income

(in millions, except per share data)		For the Year Ended December 31,				
		2023		**2022**		**2021**
REVENUES						
Commissions and fees	$	4,199.4	$	3,563.2	$	3,047.5
Investment income		52.4		6.5		1.1
Other income, net		5.3		3.7		2.8
Total revenues		4,257.1		3,573.4		3,051.4
EXPENSES						
Employee compensation and benefits		2,186.6		1,816.9		1,636.9
Other operating expenses		649.9		596.8		403.0
(Gain)/loss on disposal		(143.3)		(4.5)		(9.6)
Amortization		166.0		146.6		119.6
Depreciation		40.0		39.2		33.3
Interest		190.0		141.2		65.0
Change in estimated acquisition earn-out payables		21.8		(38.9)		40.4
Total expenses		3,111.0		2,697.3		2,288.6
Income before income taxes		1,146.1		876.1		762.8
Income taxes		275.6		204.3		175.7
Net income	$	870.5	$	671.8	$	587.1
Net income per share:						
Basic	$	3.07	$	2.38	$	2.08
Diluted	$	3.05	$	2.37	$	2.07
Dividends declared per share	$	0.48	$	0.42	$	0.38

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(in millions)		Year Ended December 31,				
		2023		**2022**		**2021**
Net income	$	870.5	$	671.8	$	587.1
Foreign currency translation		128.6		(137.5)		(9.3)
Unrealized gain/(loss) on available-for-sale debt securities, net of tax		0.7		(1.5)		(0.1)
Comprehensive income	$	999.8	$	532.8	$	577.7

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except per share data)	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 700.3	$ 650.0
Fiduciary cash	1,602.6	1,383.2
Short-term investments	11.0	12.0
Commission, fees and other receivables	789.7	642.9
Fiduciary receivables	1,124.6	881.4
Reinsurance recoverable	125.2	831.0
Prepaid reinsurance premiums	461.5	393.2
Other current assets	315.0	202.3
Total current assets	5,129.9	4,996.0
Fixed assets, net	270.3	239.9
Operating lease assets	198.8	214.9
Goodwill	7,340.8	6,674.2
Amortizable intangible assets, net	1,620.8	1,595.2
Investments	21.0	22.4
Other assets	301.8	230.9
Total assets	$ 14,883.4	$ 13,973.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Fiduciary liabilities	$ 2,727.2	$ 2,264.6
Losses and loss adjustment reserve	131.5	841.1
Unearned premiums	462.4	412.3
Accounts payable	458.9	286.5
Accrued expenses and other liabilities	608.2	541.5
Current portion of long-term debt	568.7	250.6
Total current liabilities	4,956.9	4,596.6
Long-term debt less unamortized discount and debt issuance costs	3,226.9	3,691.5
Operating lease liabilities	178.6	195.9
Deferred income taxes, net	616.2	584.0
Other liabilities	326.0	298.9
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 560.0 shares; issued 304.2 shares and outstanding 284.6 shares at 2023, issued 302.9 shares and outstanding 283.2 shares at 2022, respectively	30.4	30.3
Additional paid-in capital	1,027.1	919.7
Treasury stock, at cost 19.7 shares at 2023, 19.7 shares at 2022, respectively.	(748.1)	(748.0)
Accumulated other comprehensive loss	(19.1)	(148.4)
Retained earnings	5,288.5	4,553.0
Total shareholders' equity	5,578.8	4,606.6
Total liabilities and shareholders' equity	$ 14,883.4	$ 13,973.5

See accompanying notes to Consolidated Financial Statements.



Consolidated Statements of Shareholders' Equity

(in millions, except per share data)	Common Stock Shares Outstanding	Par Value	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2021	283,004	$ 30.0	$ 794.9	$ (591.3)	$ -	$ 3,520.8	$ 3,754.4
Net Income						587.1	587.1
Net unrealized holding (loss) gain on available-for-sale securities			(0.5)		(0.1)		(0.6)
Foreign currency translation					(9.3)		(9.3)
Shares issued - employee stock compensation plans							
Employee stock purchase plan	851	0.1	42.8				42.9
Stock incentive plans	1,313	0.1	51.1				51.2
Agency acquisition	184		9.9				9.9
Directors	17		0.9				0.9
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(1,061)	(0.1)	(49.7)				(49.8)
Purchase of treasury stock	(1,812)			(82.6)			(82.6)
Cash dividends paid ($0.38 per share)						(107.2)	(107.2)
Balance at December 31, 2021	282,496	30.1	849.4	(673.9)	(9.4)	4,000.7	4,196.9
Net Income						671.8	671.8
Net unrealized holding (loss) gain on available-for-sale securities					(1.5)		(1.5)
Foreign currency translation			1.0		(137.5)		(136.5)
Shares issued - employee stock compensation plans							
Employee stock purchase plan	792	0.1	46.9				47.0
Stock incentive plans	1,588	0.2	55.5				55.7
Agency acquisition	253		14.7				14.7
Directors	15		0.9				0.9
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(759)	(0.1)	(48.7)				(48.8)
Purchase of treasury stock	(1,164)			(74.1)			(74.1)
Cash dividends paid ($0.42 per share)						(119.5)	(119.5)
Balance at December 31, 2022	283,221	30.3	919.7	(748.0)	(148.4)	4,553.0	4,606.6
Net Income						870.5	870.5
Net unrealized holding (loss) gain on available-for-sale securities					0.7		0.7
Foreign currency translation			(0.2)		128.6		128.4
Shares issued - employee stock compensation plans							
Employee stock purchase plan	744	0.1	52.4				52.5
Stock incentive plans	1,034	0.1	75.5				75.6
Agency acquisition	262		18.3				18.3
Directors	16		1.1				1.1
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(696)	(0.1)	(39.7)				(39.8)
Purchase of treasury stock	(2)			(0.1)			(0.1)
Cash dividends paid ($0.48 per share)						(135.0)	(135.0)
Balance at December 31, 2023	284,579	$ 30.4	$ 1,027.1	$ (748.1)	$ (19.1)	$ 5,288.5	$ 5,578.8

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 870.5	$ 671.8	$ 587.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	166.0	146.6	119.6
Depreciation	40.0	39.2	33.3
Non-cash stock-based compensation	89.4	66.1	61.0
Change in estimated acquisition earn-out payables	21.8	(38.9)	40.4
Deferred income taxes	12.3	42.8	33.6
Amortization of debt discount and disposal of deferred financing costs	1.0	3.8	2.8
Amortization of discounts and premiums, investment	3.5	0.2	0.1
Net (gain)/loss on sales/disposals of businesses, investments, fixed assets and customer accounts	(140.3)	(3.6)	(7.1)
Payments on acquisition earn-outs in excess of original estimated payables	(29.3)	(30.1)	(21.1)
Effect of changes in foreign exchange rate changes	0.2	(0.6)	0.5
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Commissions, fees and other receivables (increase) decrease	(106.4)	(60.9)	(61.9)
Reinsurance recoverable (increase) decrease	705.9	(767.9)	(19.6)
Prepaid reinsurance premiums (increase) decrease	(68.3)	(1.0)	(14.6)
Other assets (increase) decrease	(117.7)	(17.6)	(53.7)
Losses and loss adjustment reserve increase (decrease)	(709.6)	777.8	19.6
Unearned premiums increase (decrease)	50.1	20.1	14.6
Accounts payable increase (decrease)	260.0	124.3	54.4
Accrued expenses and other liabilities increase (decrease)	43.2	37.0	66.9
Other liabilities increase (decrease)	(82.8)	(127.7)	(47.1)
Net cash provided by operating activities	1,009.5	881.4	808.8
Cash flows from investing activities:			
Additions to fixed assets	(68.9)	(52.6)	(45.0)
Payments for businesses acquired, net of cash acquired	(630.7)	(1,927.7)	(366.8)
Proceeds from sales of businesses, fixed assets and customer accounts	106.6	60.4	16.6
Purchases of investments	(7.2)	(0.1)	(12.4)
Proceeds from sales of investments	13.2	7.4	10.8
Net cash used in investing activities	(587.0)	(1,912.6)	(396.8)
Cash flows from financing activities:			
Fiduciary receivables and liabilities, net	188.5	96.2	133.7
Deferred acquisition purchase payment	—	(5.1)	—
Payments on acquisition earn-outs	(89.5)	(76.2)	(62.5)
Proceeds from long-term debt	—	2,000.0	—
Payments on long-term debt	(250.6)	(61.3)	(73.1)
Deferred debt issuance costs	—	(23.4)	(2.6)
Borrowings on revolving credit facility	420.0	350.0	—
Payments on revolving credit facilities	(320.0)	(350.0)	—
Issuances of common stock for employee stock benefit plans	39.8	37.6	34.0
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(39.8)	(48.8)	(49.8)
Purchase of treasury stock	(0.1)	(74.1)	(82.6)
Cash dividends paid	(135.0)	(119.5)	(107.2)
Net cash (used in) provided by financing activities	(186.7)	1,725.4	(210.1)
Effect of foreign exchange rate changes on cash and cash equivalents inclusive of fiduciary cash	33.9	(131.2)	(3.6)
Net increase in cash and cash equivalents inclusive of fiduciary cash	269.7	563.0	198.3
Cash and cash equivalents inclusive of fiduciary cash at beginning of period	2,033.2	1,470.2	1,271.9
Cash and cash equivalents inclusive of fiduciary cash at end of period	$ 2,302.9	$ 2,033.2	$ 1,470.2

See accompanying notes to Consolidated Financial Statements. Refer to Note 13 for reconciliations of cash and cash equivalents inclusive of fiduciary cash.



Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

Nature of Operations

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and service organization that markets and sells insurance products and services, primarily in the property, casualty and employee benefits areas. Brown & Brown's business is divided into four reportable segments. The Retail segment provides a broad range of insurance products and services to commercial, public and quasi-public entities, professional and individual insured customers, and non-insurance risk-mitigating products through our automobile and recreational vehicle dealer services ("F&I") businesses. The National Programs segment, which acts as a managing general underwriter ("MGU"), provides professional liability and related package products for certain professionals, a range of insurance products for individuals, flood coverage, and targeted products and services designated for specific industries, trade groups, governmental entities and market niches, all of which are delivered through a nationwide network of independent agents, including Brown & Brown retail agents. The Wholesale Brokerage segment markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, as well as Brown & Brown retail agents. The Services segment provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services and claims adjusting services. As announced on October 31, 2023 and completed in the third quarter of 2023, the Company sold certain third-party claims administration and adjusting services businesses representing approximately 50% of the total revenues of the Services segment. The Company performed an evaluation to determine if the sold businesses should be reported as discontinued operations. However, with the sold businesses representing, as a percentage of total Company, approximately 3% of the total revenue, 2% of the total assets and 2% of net income, the Company determined that treating the sale as discontinued operations was not appropriate.

The Company primarily operates as an agent or broker not assuming underwriting risks. However, we operate a write-your-own flood insurance carrier, Wright National Flood Insurance Company ("WNFIC"). WNFIC's underwriting business consists of policies written pursuant to the National Flood Insurance Program ("NFIP"), the program administered by the Federal Emergency Management Agency ("FEMA") to which premiums and underwriting exposure are ceded and excess flood policies which are fully reinsured in the private market. The Company also participates in two capitalized captive insurance facilities (the "Captives") for the purpose of facilitating additional underwriting capacity, generating incremental revenues and participating in underwriting results.

Recently Issued Accounting Pronouncements

On November 27, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Improvements to Reportable Segment Disclosures." This ASU requires additional reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the ASU enhances interim disclosure requirements effectively making the current annual requirements a requirement for interim reporting. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements.

On December 14, 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures." This ASU improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements.

Recently Adopted Accounting Standards

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying accounting principles generally accepted in the United States of America to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate ("LIBOR"), or another reference rate expected to be discontinued due to reference rate reform. These amendments, along with the amendments within ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" that extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848, are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company adopted ASU 2020-04 on February 10, 2023 in connection with enacting the transition provision in our Second Amended and Restated Credit Agreement dated October 27, 2021. Under the allowable expedients, a modification of a debt contract that is only a replacement of the reference rate is accounted for as a non-substantial modification. Adoption of this guidance had no impact on the Company's financial statements.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

Revenue Recognition

The Company earns commissions paid by insurance carriers for the binding of insurance coverage. Commissions are earned at a point in time upon the effective date of bound insurance coverage, as no performance obligation exists after coverage is bound. If there are other services within the contract, the Company estimates the stand-alone selling price for each separate performance obligation, and the corresponding apportioned revenue is recognized over a period of time as the performance obligations are fulfilled. The Company earns fee revenue by receiving negotiated fees in lieu of a commission and from services other than securing insurance coverage. Fee revenues from certain agreements are recognized depending on when the services within the contract are satisfied and when we have transferred control of the related services to the customer. In situations where multiple performance obligations exist within a fee contract, in some instances the use of estimates is required to allocate the transaction price on a relative stand-alone selling price basis to each separate performance obligation. Other supplemental commissions represent a form of variable consideration which includes additional commissions over base commissions received from insurance carriers based on predetermined production levels mutually agreed upon by both parties. Profit-sharing contingent commissions represent a form of variable consideration associated with the placement of coverage, for which we earn commissions. Profit-sharing contingent commissions and other supplemental commissions are estimated and accrued relative to the recognition of the corresponding core commissions based on the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. Guaranteed supplemental commissions, a form of variable consideration within other supplemental commissions, represent guaranteed fixed-base agreements in lieu of profit-sharing contingent commissions.

Management determines the policy cancellation reserve based upon historical cancellation experience adjusted for any known circumstances.

Use of Estimates



The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments with quoted market prices having maturities of three months or less when purchased.

Fiduciary Cash, Fiduciary Receivables, and Fiduciary Liabilities

The Company presents certain assets and liabilities that arise from activities in which the Company engages as an intermediary, where we collect premiums from insureds to remit to insurance companies, hold funds from insurance companies to distribute to insureds for claims on covered losses, and hold refunds due to customers as fiduciary assets and fiduciary liabilities.

Uncollected premiums are presented as fiduciary receivables. Likewise, payables to insurance companies and premium deposits due customers are presented as fiduciary liabilities.

Fiduciary cash represents funds in the Company's possession collected from customers to be remitted to insurance companies and funds from insurance companies to be distributed to insureds for the settlement of claims or refunds. The net change in fiduciary cash is represented by the net change in fiduciary liabilities and fiduciary receivables and is presented as cash flows from financing activities in the statement of cash flows.

Unremitted net insurance premiums are held in a fiduciary capacity until the Company disburses them, and the use of such funds is restricted by laws in certain jurisdictions in which we operate, or are restricted due to our contracts with certain insurance companies in which we hold premiums in a fiduciary capacity. Where allowed by law, the Company invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short-term. In certain jurisdictions in which the Company operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. The interest income earned on these unremitted funds, where allowed by state law, is reported as investment income in the Consolidated Statement of Income.

Investments

Certificates of deposit, and other securities, having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines. The Company's investment holdings include U.S. Government securities, municipal bonds, domestic corporate and international corporate bonds as well as short-duration fixed income funds. Investments within the portfolio or funds are held as available-for-sale and are carried at their fair value. Any gain/loss applicable from the fair value change is recorded, net of tax, as other comprehensive income within the equity section of the Consolidated Balance Sheets. Realized gains and losses are reported as investment income on the Consolidated Statements of Income, with the cost of securities sold determined on a specific identification basis.

Fixed Assets

Fixed assets, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 40 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

Goodwill and Amortizable Intangible Assets

All of our business combinations are accounted for using the acquisition method. Acquisition purchase prices are typically based upon a multiple of average annual earnings, and/or revenue earned over a period of three years within a minimum and maximum price range. The recorded purchase prices for acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations are recorded in the Consolidated Statements of Income when incurred.

The fair value of earn-out obligations is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions contained in the respective purchase agreements. In determining fair value, the acquired business' future performance is estimated using financial projections developed by management for the acquired business and this estimate reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These estimates are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecast earn-out payments will be made.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which typically range from 3 to 15 years. Purchased customer accounts represent the value of the customer relationship, but also consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable under GAAP, it is subject to assessment at least annually, and more frequently in the presence of certain circumstances, for impairment by application of a fair value-based test. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. The Company may elect to first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the Company does not perform a qualitative assessment, or as a result of the qualitative assessment, it is not determined that the fair value of the reporting unit more likely than not exceeds the carrying amount, the Company will calculate the fair value of the reporting unit for comparison against the carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based upon multiples of earnings, or on a discounted cash flow basis. The Company completed its most recent annual assessment as of November 30, 2023 and determined that the fair value of goodwill exceeded the carrying value of such assets. In addition, as of December 31, 2023, there are no accumulated impairment losses.

The carrying value of amortizable intangible assets attributable to each business or asset group comprising the Company is periodically reviewed by management to determine if there are events or changes in circumstances that would indicate that its carrying amount may not be recoverable. Accordingly, if there are any such changes in circumstances during the year, the Company assesses the carrying value of its amortizable intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related amortizable intangible assets be adjusted after determining the fair value of the amortizable intangible assets. There were no impairments recorded for the years ended December 31, 2023, 2022 and 2021.

Gain or Loss on Disposal

From time to time the Company will sell individual books of business or entire businesses when it aligns with our strategic priorities. When a business is sold, goodwill along with identified tangible and intangible assets and liabilities are netted against the agreed transaction price net of transaction costs to determine the associated gain or loss on disposal. Goodwill is apportioned to the disposed business using the relative fair value of the disposed business to the associated reporting unit to which it was a member.

In the fourth quarter of 2023, the Company completed the sale of certain third-party claims administration and adjusting services businesses from its Services segment and recognized a pre-tax gain on the sale of businesses totaling $134.6 million. The Company is entitled to future consideration payments upon achievement of certain conditions in accordance with the terms of the sale agreement. Any future consideration payments will be recognized as the condition for achievement is satisfied.

For the years ending December 31, 2023, 2022 and 2021, total gains recognized on sales of businesses and books of business totaled $143.3 million, $4.5 million, and $9.6 million, respectively.

Income Taxes

The Company records income tax expense using the asset-and-liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of the Company's assets and liabilities.

The Company files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

Net Income Per Share

Basic net income per share is computed based on the weighted average number of common shares (including participating securities) issued and outstanding during the period. Diluted net income per share is computed based on the weighted average number of common shares issued and outstanding plus equivalent shares, assuming the issuance of all potentially issuable common shares. The dilutive effect of potentially issuable common shares is computed by application of the treasury stock method.



The following is a reconciliation between basic and diluted weighted average shares outstanding for the years ended December 31:

(in millions, except per share data)		2023		2022		2021
Net income	$	870.5	$	671.8	$	587.1
Net income attributable to unvested awarded performance stock		(13.3)		(12.7)		(12.9)
Net income attributable to common shares	$	857.2	$	659.1	$	574.2
Weighted average number of common shares outstanding – basic		283.9		282.9		282.2
Less unvested awarded performance stock included in weighted average number of common shares outstanding – basic		(4.3)		(5.4)		(6.2)
Weighted average number of common shares outstanding for basic earnings per common share		279.6		277.5		276.0
Dilutive effect of stock options		1.2		1.1		1.4
Weighted average number of shares outstanding – diluted		280.8		278.6		277.4
Net income per share:						
Basic	$	3.07	$	2.38	$	2.08
Diluted	$	3.05	$	2.37	$	2.07

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents; fiduciary cash; fiduciary receivables, commissions, fees and other receivables; fiduciary liabilities; accounts payable and accrued expenses and other liabilities, at December 31, 2023 and 2022, approximate fair value, because of the short-term maturity of these instruments. As of December 31, 2023 the carrying value of our fixed-rate borrowings was $2,739.6 million and we approximate their values using market quotes of notes with the similar terms as ours and calculate a fair value of $2,487.4 million. As of December 31, 2022 the carrying value of our fixed-rate borrowings was $2,738.8 million and we approximate their values using market quotes of notes with similar terms as ours and calculate a fair value of $2,355.7 million. The estimated fair value of our variable floating rate debt agreements is $1,075.0 million, which approximates the carrying value due to the variable interest rate based upon adjusted Secured Overnight Financing Rate ("SOFR"). See Note 3 to our Consolidated Financial Statements for the fair values related to the establishment of intangible assets and the establishment and adjustment of earn-out payables. See Note 6 to our Consolidated Financial Statements for information on the fair value of investments and Note 9 to our Consolidated Financial Statements for information on the fair value of long-term debt.

Non-Cash Stock-Based Compensation

The Company has stock-based compensation plans that provide for grants of restricted stock, restricted stock units, stock options and other stock-based awards to employees and non-employee directors of the Company. In addition, the Company has an Employee Stock Purchase Plan which allows employees to purchase shares in the Company. The Company expenses stock-based compensation, which is included in Employee compensation and benefits in the Consolidated Statements of Income over the requisite service period. The significant assumptions underlying our expense calculations include the fair value of the award on the date of grant, the estimated achievement of any performance targets and estimated forfeiture rates.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. See Note 12 to our Consolidated Financial Statements for information on stock-based compensation.

Insurance Company Operations

The Company acts in a risk-bearing capacity for flood insurance associated with the Wright National Flood Insurance Company ("WNFIC"), which is part of our National Programs segment. The Company protects itself from claims-related losses by reinsuring all claims risk exposure. However, for basic admitted policies conforming to the National Flood Insurance Program all exposure is reinsured with the Federal Emergency Management Agency ("FEMA"). For excess flood all exposure is reinsured with a reinsurance carrier with an AM Best Company rating of "A" or better. Reinsurance does not legally discharge the ceding insurer from the primary liability for the full amount due under the reinsured policies. Reinsurance premiums, commissions, expense reimbursement and reserves related to ceded business are accounted for on a basis consistent with the accounting for the original policies issued and the terms of reinsurance contracts. Premiums earned and losses and loss adjustment expenses incurred are reported net of reinsurance amounts. Other underwriting expenses are shown net of earned ceding commission income. The liabilities for unpaid losses and loss adjustment expenses and unearned premiums are reported gross of ceded reinsurance recoverable.

Balances due from reinsurers on unpaid losses and loss adjustment expenses, including an estimate of such that is recoverable related to reserves for incurred but not reported ("IBNR") losses, are reported as assets and are included in reinsurance recoverable even though amounts due on unpaid loss and loss adjustment expense are not recoverable from the reinsurer until such losses are paid. The Company does not believe it is exposed to any material credit risk through its reinsurance as the reinsurer is FEMA for basic admitted flood policies and national reinsurance carriers for excess flood policies, which has an AM Best Company rating of "A" or better. Historically, no amounts due from reinsurance carriers have been written off as uncollectible.

The Company also participates in two Captives for the purpose of facilitating additional underwriting capacity, generating additional revenues and participating in underwriting results. One Captive operates on a quota share basis, currently focused on property insurance for earthquake and wind exposed properties for policies placed by certain of our MGU businesses. This Captive buys reinsurance, limiting, but not fully eliminating the Company's exposure to claims expenses. The other Captive operates through an-excess of loss or reinsurance layers associated with placements made by one of our MGU businesses focused on residential property primarily in the southeastern United States. This Captive has capped exposure through contractual aggregate limits on the reinsurance participations it assumes with one layer of per risk excess reinsurance and three layers of catastrophe per occurrence reinsurance. All four layers have limited reinstatements and therefore have capped, maximum aggregate limits.

Unpaid Losses and Loss Adjustment Reserve

Unpaid losses and loss adjustment reserve includes amounts determined on individual claims and other estimates based upon the past experience and the policyholders for IBNR claims, less anticipated salvage and subrogation recoverable. The methods of making such estimates and for establishing the resulting reserves include a combination of an analysis of large discrete events, typically named-storm activity, and also routine losses in the ordinary course from non-named-storm activity. These methodologies are continually reviewed and updated, and any adjustments resulting therefrom are reflected in operations currently.

The Company engages the services of outside actuarial consulting firms (the "Actuaries") to assist on an annual basis to render an opinion on the sufficiency of the Company's estimates for unpaid losses and related loss adjustment reserve. The Actuaries utilize both industry experience and the Company's own experience to develop estimates of those amounts as of year-end. These estimated liabilities are subject to the impact of future changes in claim severity, frequency and other factors. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and related loss adjustment reserve are adequate.

Premiums are recognized as income over the coverage period of the related policies. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of the policies in force and are determined on a daily pro rata basis. The income is recorded to the commissions and fees line of the Consolidated Statements of Income.



NOTE 2 Revenues

The following tables present the revenues disaggregated by revenue source:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
For the year ended December 31, 2023						
Base commissions[1]	$ 1,690.6	$ 736.2	$ 440.5	$ —	$ 0.2	$ 2,867.5
Fees[2]	530.7	226.6	78.0	163.1	(1.9)	996.5
Other supplemental commissions[3]	163.5	8.6	5.7	—	—	177.8
Profit-sharing contingent commissions[4]	49.9	65.2	14.8	—	—	129.9
Earned premium[5]	—	27.7	—	—	—	27.7
Investment income[6]	1.3	12.1	1.5	—	37.5	52.4
Other income, net[7]	4.0	0.9	0.2	—	0.2	5.3
Total Revenues	$ 2,440.0	$ 1,077.3	$ 540.7	$ 163.1	$ 36.0	$ 4,257.1

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
For the year ended December 31, 2022						
Base commissions[1]	$ 1,420.9	$ 590.2	$ 366.6	$ —	$ —	$ 2,377.7
Fees[2]	473.5	198.5	68.5	171.9	(1.2)	911.2
Other supplemental commissions[3]	138.4	15.4	5.4	—	—	159.2
Profit-sharing contingent commissions[4]	48.8	27.6	12.3	—	—	88.7
Earned premium[5]	—	26.4	—	—	—	26.4
Investment income[6]	0.1	1.3	0.3	—	4.8	6.5
Other income, net[7]	2.6	0.1	0.3	—	0.7	3.7
Total Revenues	$ 2,084.3	$ 859.5	$ 453.4	$ 171.9	$ 4.3	$ 3,573.4

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
For the year ended December 31, 2021						
Base commissions[1]	$ 1,198.1	$ 488.7	$ 323.1	$ —	$ 0.1	$ 2,010.0
Fees[2]	414.9	173.8	67.2	178.9	(1.8)	833.0
Other supplemental commissions[3]	114.7	3.3	4.3	—	—	122.3
Profit-sharing contingent commissions[4]	38.9	35.3	8.0	—	—	82.2
Earned premium[5]	—	—	—	—	—	—
Investment income[6]	0.3	0.6	0.2	—	—	1.1
Other income, net[7]	1.0	0.2	0.6	—	1.0	2.8
Total Revenues	$ 1,767.9	$ 701.9	$ 403.4	$ 178.9	$ (0.7)	$ 3,051.4

(1) Base commissions generally represent a percentage of the premium paid by an insured and are affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, or sales and payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including loss experience, risk profile and reinsurance rates paid by such insurance companies, none of which we control.
(2) Fee revenues relate to fees for services other than securing coverage for our customers, fees negotiated in lieu of commissions, and F&I products and services.
(3) Other supplemental commissions include additional commissions over base commissions received from insurance carriers based on predetermined growth or production measures. This includes incentive commissions and guaranteed supplemental commissions.
(4) Profit-sharing contingent commissions are based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention.
(5) Earned premium relates to the premiums earned in the Captives.
(6) Investment income consists primarily of interest on cash and investments.
(7) Other income consists primarily of other miscellaneous income.
(8) Fees within Other reflects the elimination of intercompany revenues.

Revenues Disaggregated by Geography

The following table presents the revenues disaggregated by geographic area where our services are being performed:

| | For the year ended December 31, | | | | | |
(in millions)	2023		2022		2021	
U.S.	$	3,730.1	$	3,332.8	$	2,973.4
U.K.		432.7		170.0		15.5
Republic of Ireland		45.0		38.1		34.1
Canada		35.4		23.6		21.3
Other		13.9		8.9		7.1
Total Revenues	$	4,257.1	$	3,573.4	$	3,051.4

Contract Assets and Liabilities

The balances of contract assets and contract liabilities arising from contracts with customers as of December 31, 2023 and 2022 were as follows:

(in millions)	December 31, 2023		December 31, 2022	
Contract assets	$	472.6	$	431.2
Contract liabilities	$	113.2	$	113.3

Unbilled receivables (contract assets) arise when the Company recognizes revenue for amounts which have not yet been billed in our systems and are reflected in commissions, fees and other receivables in the Company's Consolidated Balance Sheets. The increase in contract assets over the balance as of December 31, 2022 is due to growth in our business and from businesses acquired in the current year.



Deferred revenue (contract liabilities) relates to payments received in advance of performance under the contract before the transfer of a good or service to the customer. Deferred revenue is reflected within accrued expenses and other liabilities for those to be recognized in less than 12 months and in other liabilities for those to be recognized more than 12 months from the date presented in the Company's Consolidated Balance Sheets.

As of December 31, 2023, deferred revenue consisted of $78.2 million as the current portion to be recognized within one year and $35.0 million in long term to be recognized beyond one year. As of December 31, 2022, deferred revenue consisted of $79.9 million as the current portion to be recognized within one year and $33.4 million in long-term deferred revenue to be recognized beyond one year.

Contract assets and contract liabilities arising from acquisitions in 2023 were approximately $13.6 million and $6.8 million, respectively. Contract assets and contract liabilities arising from acquisitions in 2022 were approximately $12.0 million and $4.4 million, respectively.

During the 12 months ended December 31, 2023, 2022, and 2021, the amount of revenue recognized related to performance obligations satisfied in a previous period, inclusive of changes due to estimates, was approximately $28.2 million, $25.8 million, and $23.3 million, respectively. This consists of additional variable consideration received on our incentive and profit-sharing contingent commissions.

Other Assets and Deferred Cost

Incremental cost to obtain – The Company defers certain costs to obtain customer contracts primarily as they relate to commission-based compensation plans in the Retail segment, whereby the Company pays an incremental amount of compensation on new business. These incremental costs are deferred and amortized over a 15-year period. The cost to obtain balance within the Other assets caption in the Company's Consolidated Balance Sheets was $96.5 million and $76.0 million as of December 31, 2023 and December 31, 2022, respectively. For the 12 months ended December 31, 2022 and December 31, 2021, the Company deferred $27.3 million and $23.0 million of incremental cost to obtain customer contracts, respectively. The Company recorded an expense of $6.8 million and $5.2 million associated with the incremental cost to obtain customer contracts for the 12 months ended December 31, 2023 and December 31, 2022, respectively.

Cost to fulfill – The Company defers certain costs to fulfill contracts and recognizes these costs as the associated performance obligations are fulfilled. The cost to fulfill balance within the other current assets caption in the Company's Consolidated Balance Sheets was $122.6 million as of December 31, 2023, which is inclusive of deferrals from businesses acquired in the current year of $6.3 million. The cost to fulfill balance as of December 31, 2022 was $108.7 million, which is inclusive of deferrals from businesses acquired in the year of $14.1 million. For the 12 months ended December 31, 2023 and 2022, the Company had net deferrals of $7.3 million and $6.7 million related to current year deferrals for costs incurred that relate to performance obligations yet to be fulfilled, net of the expense of previously deferred contract fulfillment costs associated with performance obligations that were satisfied in the period, respectively.

NOTE 3 Business Combinations

During the year ended December 31, 2023, the Company acquired the assets and assumed certain liabilities of seven insurance intermediaries, all of the stock of 22 insurance intermediaries, and purchased four books of businesses (customer accounts) for a total of 33 acquisitions. Additionally, adjustments were recorded to the purchase price allocation of certain prior acquisitions completed within the last 12 months as permitted by ASC Topic 805 - *Business Combinations* ("ASC 805"). Such adjustments are presented in the "Other" category in the following table. The recorded purchase price for all acquisitions includes an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the Consolidated Statements of Income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

Based on the acquisition date and the complexity of the underlying valuation work, certain amounts included in the Company's Consolidated Financial Statements may be provisional and thus subject to further adjustments within the permitted measurement period, as defined in ASC 805. Management often uses independent third-party valuation specialists to assist in finalizing the fair value of assets acquired and liabilities assumed. Fair value adjustments, if any, are most common to the values established for amortizable intangible assets and earnout liabilities, with the offset to goodwill, net of any income tax effect. Provisional estimates were used to initially record the acquisition of Kentro Capital Limited as of the October 1, 2023 acquisition date, including for intangible assets, goodwill, customer contract related balances, tax related balances and all other asset and liability accounts. For the year ended December 31, 2023, adjustments were made within the permitted measurement period that included a decrease to deferred tax liability of $17.3 million, a decrease to purchased customer accounts of $10.9 million and an increase to other current assets of $5.6 million for a net decrease in goodwill of $12.0 million. These measurement period adjustments have been reflected as current period adjustments in the year ended December 31, 2023. The measurement period adjustments had no material effect on earnings or cash in the current period.

Gross cash paid for acquisitions was $695.1 million and $2,544.4 million in the years ended December 31, 2023 and 2022, respectively. We completed 33 acquisitions (including book of business purchases) during the year ended December 31, 2023 and 30 acquisitions (including book of business purchases) during the year ended December 31, 2022.

The following table summarizes the purchase price allocations and estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition for current year acquisitions and adjustments made during the measurement period for prior year acquisitions. During the measurement periods, the Company will adjust assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. These adjustments are made in the period in which the amounts are determined and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date.

(in millions)	Kentro Capital Limited	Berkeley Insurance Group Limited	Other[1]	Total
Business Segment	Retail National Programs	Retail	Various	
Effective date of acquisition	October 1, 2023	October 3, 2023	Various	
Cash paid	$ 402.5	$ 48.0	$ 244.6	$ 695.1
Common stock Issued	18.3	—	—	18.3
Other payable	2.2	1.3	8.7	12.2
Recorded earn-out payable	—	15.4	51.8	67.2
Total consideration	423.0	64.7	305.1	792.8
Maximum potential earn-out payable	—	21.0	121.5	142.5
Allocation of purchase price:				
Cash and equivalents	8.5	0.4	12.9	21.8
Fiduciary cash	27.3	2.8	12.5	42.6
Fiduciary receivables	38.8	2.2	26.6	67.6
Other current assets	37.8	10.9	23.1	71.8
Goodwill	358.7	43.3	206.7	608.7
Purchased customer accounts and other[2]	66.0	22.0	79.4	167.4
Deferred income tax, net[3]	—	—	4.9	4.9
Other assets	6.1	0.5	5.6	12.2
Total assets acquired	543.2	82.1	371.7	997.0
Fiduciary liabilities	(66.1)	(5.0)	(39.2)	(110.3)
Other current liabilities	(22.6)	(12.2)	(17.5)	(52.3)
Deferred income tax, net	(16.6)	—	—	(16.6)
Other long-term liabilities	(14.9)	(0.2)	(9.9)	(25.0)
Total liabilities assumed	(120.2)	(17.4)	(66.6)	(204.2)
Net assets acquired	$ 423.0	$ 64.7	$ 305.1	$ 792.8

(1) The other column represents current year acquisitions with total net assets acquired of less than $50.0 million and adjustments from prior year acquisitions that were made within the permitted measurement period.

(2) The weighted average useful life of purchased customer accounts is 15.0 years.

(3) The Company has revised the provisional amounts in the measurement period for items for which the accounting was incomplete. Additional time was needed to obtain the information necessary, present at the date of the acquisition, to recognize all the items exchanged related to the 2022 acquisitions of Orchid Underwriters Agency, CrossCover Insurance Services and GRP (Jersey) Holdco Limited and its businesses ("GRP").

Goodwill of $608.7 million, net of any opening balance sheet adjustments within the allowable measurement period, was allocated to the Retail, National Programs, and Wholesale Brokerage segments in the amounts of $348.5 million, $239.0 million, and $21.2 million, respectively. Of the total goodwill of $608.7 million, the amount currently deductible for income tax purposes is $64.5 million. Of the remaining $544.2 million of goodwill, $529.0 million relates to goodwill that will not be deductible for income tax purposes and $15.2 million relates to recorded earn-out payables which will not be deductible for income tax purposes until it is earned and paid.

For the acquisitions completed during 2023, the results of operations since the acquisition dates have been combined with those of the Company. The total revenues from the acquisitions completed through December 31, 2023 included in the Consolidated Statement of Income for the year ended December 31, 2023 were $67.9 million. The income before income taxes from the acquisitions completed through December 31, 2023, included in the Consolidated Statement of Income for the year ended December 31, 2023, was $23.8 million.

Subsequent to December 31, 2023, and through the date of this filing, the Company completed two acquisitions for initial cash consideration of approximately $37.6 million.

If the Company's 2023 acquisitions had occurred as of the beginning of 2022, the estimated results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(in millions, except per share data)	Year Ended December 31,	
	2023	**2022**
Total revenues	$ 4,357.6	$ 3,736.9
Net income	$ 890.5	$ 703.8
Net income per share:		
Basic	$ 3.18	$ 2.53
Diluted	$ 3.17	$ 2.52

Acquisition Earn-Out Payables

ASC 805 is the authoritative guidance requiring an acquirer to recognize 100% of the fair value of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. The recorded purchase prices for acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the Consolidated Statements of Income when incurred or reasonably estimated. Estimations of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods ranging from one to three years.

As of December 31, 2023, the fair values of the estimated acquisition earn-out payables were re-evaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3) as defined in ASC 820-*Fair Value Measurement*. The resulting additions, payments and net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2023, 2022 and 2021 were as follows:

(in millions)	Year Ended December 31,		
	2023	**2022**	**2021**
Balance as of the beginning of the period	$ 251.6	$ 291.0	$ 258.9
Additions to estimated acquisition earn-out payables from new acquisitions	67.2	73.3	75.8
Assumed estimated acquisition earn-out payables	21.1	34.8	—
Payments for estimated acquisition earn-out payables	(118.8)	(106.3)	(83.6)
Subtotal	221.1	292.8	251.1
Net change in earnings from estimated acquisition earn-out payables:			
Change in fair value on estimated acquisition earn-out payables	14.1	(45.9)	34.2
Interest expense accretion	7.7	7.0	6.2
Net change in earnings from estimated acquisition earn-out payables	21.8	(38.9)	40.4
Foreign currency translation adjustments during the year	6.3	(2.3)	(0.5)
Balance as of December 31,	$ 249.2	$ 251.6	$ 291.0

Of the $249.2 million of estimated acquisition earn-out payables as of December 31, 2023, $145.9 million was recorded as current liabilities within the accounts payable caption in the Company's Consolidated Balance Sheets and $103.3 million was recorded as non-current liabilities within the other liabilities caption in the Company's Consolidated Balance Sheets. Included within additions to estimated acquisition earn-out payables are any adjustments to opening balance sheet items within the allowable measurement period, which may therefore differ from previously reported amounts. Of the $251.6 million of estimated acquisition earn-out payables as of December 31, 2022, $119.3 million was recorded as accounts payable, and $132.3 million was recorded as other liabilities.

As of December 31, 2023, the maximum future contingency payments related to all acquisitions totaled $640.2 million. Six of the estimated acquisition earn-out payables include provisions with no maximum potential earn-out amount. The amount recorded for these acquisitions as of December 31, 2023, is $4.7 million. The Company deems a significant increase to this amount to be unlikely.

NOTE 4 Goodwill

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, are as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Total
Balance as of January 1, 2022	$ 2,987.2	$ 1,089.9	$ 488.4	$ 171.3	$ 4,736.8
Goodwill of acquired businesses	1,366.6	516.5	111.4	—	1,994.5
Goodwill disposed of relating to sales of businesses	(38.5)	—	(7.7)	—	(46.2)
Foreign currency translation adjustments during the year	(6.3)	(4.0)	(0.6)	—	(10.9
Balance as of December 31, 2022	$ 4,309.0	$ 1,602.4	$ 591.5	$ 171.3	$ 6,674.2
Goodwill adjustment during measurement period[1]	13.1	(23.5)	(1.6)	—	(12.0)
Goodwill of acquired businesses	335.4	262.5	22.8	—	620.7
Goodwill disposed of relating to sales of businesses	(0.2)	(2.7)	—	(44.0)	(46.9)
Foreign currency translation adjustments during the year	84.8	14.3	5.7	—	104.8
Balance as of December 31, 2023	$ 4,742.1	$ 1,853.0	$ 618.4	$ 127.3	$ 7,340.8

(1) Provisional estimates of fair value are established at the time of each acquisition and are subsequently reviewed and finalized within the first year of operations subsequent to the acquisition date to determine the necessity for adjustments. As of December 31, 2023, adjustments were made to the amounts initially recorded for deferred tax liabilities, purchased customer accounts, other current assets and goodwill. See also Note 3.

NOTE 5 Amortizable Intangible Assets

Amortizable intangible assets at December 31, 2023 and 2022 consisted of the following:

(in millions)	December 31, 2023				December 31, 2022			
	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average life in years[1]	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average life in years[1]
Purchased customer accounts	$ 3,138.0	$ (1,548.7)	$ 1,589.3	14.8	$ 2,997.0	$ (1,397.7)	$ 1,599.3	14.8
Foreign currency translation adjustments during the year	33.5	(2.0)	31.5		(4.5)	0.4	(4.1)	
Total	$ 3,171.5	$ (1,550.7)	$ 1,620.8		$ 2,992.5	$ (1,397.3)	$ 1,595.2	

(1) Weighted average life calculated as of the date of acquisition.

Amortization expense for amortizable intangible assets for the years ending December 31, 2024, 2025, 2026, 2027 and 2028 is estimated to be $169.4 million, $165.9 million, $159.9 million, $147.5 million and $141.0 million, respectively.

NOTE 6 Investments

At December 31, 2023, the Company's amortized cost and fair values of fixed maturity securities are summarized as follows:

(in millions)	Cost		Gross unrealized gains		Gross unrealized losses		Fair value	
U.S. Treasury securities, obligations of U.S. Government agencies and Municipalities	$	25.5	$	—	$	(1.1)	$	24.4
Corporate debt		4.8		—		(0.1)		4.7
Total	$	30.3	$	—	$	(1.2)	$	29.1

At December 31, 2023, the Company held $24.4 million in fixed income securities composed of U.S Treasury securities, securities issued by U.S. Government agencies and municipalities, and $4.7 million issued by corporations with investment-grade ratings. Of the total, $10.6 million is classified as short-term investments on the Consolidated Balance Sheets as maturities are less than one year in duration. Additionally, the Company holds $0.4 million in short-term investments, which are related to time deposits held with various financial institutions. The Company also maintains a $2.5 million equity investment in a non-consolidated subsidiary accounted for on the cost basis and held as a long-term investment on the Condensed Consolidated Balance Sheet.

For securities in a loss position, the following table shows the investments' gross unrealized loss and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2023:

	Less than 12 Months			12 Months or More			Total		
(in millions)	Fair value		Unrealized losses	Fair value		Unrealized losses	Fair value		Unrealized losses
U.S. Treasury securities, obligations of U.S. Government agencies and Municipalities	$ 1.4	$	—	$ 18.4	$	(1.1)	$ 19.8	$	(1.1)
Corporate debt	—		—	4.7		(0.1)	4.7		(0.1)
Total	$ 1.4	$	—	$ 23.1	$	(1.2)	$ 24.5	$	(1.2)

The unrealized losses in the Company's investments in U.S. Treasury Securities and obligations of U.S. Government agencies and bonds from corporate issuers were caused by interest rate increases. At December 31, 2023, the Company had 28 securities in an unrealized loss position. The corporate securities are highly rated securities with no indicators of potential impairment. Based upon the ability and intent of the Company to hold these investments until maturity, and the underlying creditworthiness of the issuers, the bonds were not considered to be other-than-temporarily impaired at December 31, 2023.

At December 31, 2022, the Company's amortized cost and fair values of fixed maturity securities are summarized as follows:

(in millions)	Cost		Gross unrealized gains		Gross unrealized losses		Fair value	
U.S. Treasury securities, obligations of U.S. Government agencies and Municipalities	$	22.8	$	—	$	(1.8)	$	21.0
Corporate debt		8.2		—		(0.4)		7.8
Total	$	31.0	$	—	$	(2.2)	$	28.8

At December 31, 2022, the Company held $21.0 million in fixed income securities composed of U.S. Treasury securities, securities issued by U.S. Government agencies and municipalities, and $7.8 million issued by corporations with investment grade ratings. Of that total, $6.4 million is classified as short-term investments on the Condensed Consolidated Balance Sheet as maturities are less than one year, which also includes $5.6 million that is related to time deposits held with various financial institutions.

The following table shows the investments' gross unrealized loss and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2022:

(in millions)	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities, obligations of U.S. Government agencies and Municipalities	$ 4.7	$ (0.1)	$ 16.3	$ (1.7)	$ 21.0	$ (1.8)
Corporate debt	4.2	(0.1)	3.6	(0.3)	7.8	(0.4)
Total	$ 8.9	$ (0.2)	$ 19.9	$ (2.0)	$ 28.8	$ (2.2)

The unrealized losses in the Company's investments in U.S. Treasury Securities and obligations of U.S. Government agencies and bonds from corporate issuers were caused by interest rate increases. At December 31, 2022, the Company had 33 securities in an unrealized loss position. The corporate securities are highly rated securities with no indicators of potential impairment. Based upon the ability and intent of the Company to hold these investments until maturity, and the underlying creditworthiness of the issuers, the bonds were not considered to be other-than-temporarily impaired at December 31, 2022.

The amortized cost and estimated fair value of the fixed maturity securities at December 31, 2023 by contractual maturity are set forth below:

(in millions)	Amortized cost	Fair value
Years to maturity:		
Due in one year or less	$ 10.9	$ 10.6
Due after one year through five years	19.4	18.5
Due after five years through ten years	—	—
Total	$ 30.3	$ 29.1



The amortized cost and estimated fair value of the fixed maturity securities at December 31, 2022 by contractual maturity are set forth below:

(in millions)	Amortized cost	Fair value
Years to maturity:		
Due in one year or less	$ 6.5	$ 6.4
Due after one year through five years	24.5	22.4
Due after five years through ten years	—	—
Total	$ 31.0	$ 28.8

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without penalty.

Proceeds from the sales and maturity of the Company's investment in fixed maturity securities were $7.4 million. This along with maturing time deposits of $5.8 million yielded total cash proceeds from the sale of investments of $13.2 million in the period of January 1, 2023 to December 31, 2023. These proceeds, along with other sources of cash were used to purchase an additional $7.2 million of fixed maturity securities and to fund certain general corporate purposes. The gains and losses realized on those sales for the period from January 1, 2023 to December 31, 2023 were insignificant.

Proceeds from the sales and maturity of the Company's investment in fixed maturity securities were $7.3 million for the year ended December 31, 2022. This along with maturing time deposits yielded total cash proceeds from the sale of investments of $7.4 million in the period of January 1, 2022 to December 31, 2022. These proceeds were used to purchase an additional $0.1 million of fixed maturity securities and to fund certain general corporate purposes. The gains and losses realized on those sales for the period from January 1, 2022 to December 31, 2022 were insignificant.

Realized gains and losses are reported on the Consolidated Statement of Income, with the cost of securities sold determined on a specific identification basis.

At December 31, 2023, investments with a fair value of approximately $4.3 million were on deposit with state insurance departments to satisfy regulatory requirements.

NOTE 7 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in millions)	2023		2022	
Furniture, fixtures, equipment and software	$	345.3	$	307.2
Leasehold improvements		62.2		61.3
Land, buildings and improvements		117.1		108.4
Total cost		524.6		476.9
Less accumulated depreciation and amortization		(254.3)		(237.0)
Total	$	270.3	$	239.9

Depreciation expense for fixed assets amounted to $40.0 million in 2023, $39.2 million in 2022 and $33.3 million in 2021.

NOTE 8 Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities at December 31 consisted of the following:

(in millions)	2023		2022	
Accrued incentive compensation	$	268.2	$	234.5
Accrued compensation and benefits		64.1		64.6
Lease liability[1]		45.4		45.0
Deferred revenue		78.2		79.9
Reserve for policy cancellations		52.6		39.2
Accrued interest		33.2		33.2
Accrued rent and vendor expenses		20.9		14.9
Other		45.6		30.2
Total	$	608.2	$	541.5

(1) The Lease liability is the current portion of the Operating lease liabilities as reflected in the Consolidated Balance Sheets as of December 31, 2023 and 2022.

NOTE 9 Long-Term Debt

Long-term debt at December 31, 2023 and 2022 consisted of the following:

(in millions)	December 31, 2023		December 31, 2022	
Current portion of long-term debt:				
Current portion of 5-year term loan facility expires 2026	$	25.0	$	15.6
Current portion of 5-year term loan credit agreement expired 2023		—		210.0
Current portion of 5-year term loan credit agreement expires 2027		43.7		25.0
Current portion of 4.200% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2024		500.0		—
Total current portion of long-term debt		568.7		250.6
Long-term debt:				
Note agreements:				
4.200% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2024		—		499.7
4.500% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2029		349.7		349.7
2.375% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2031		699.5		699.4
4.200% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2032		598.2		598.0
4.950% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2052		592.2		592.0
Total notes		2,239.6		2,738.8
Credit agreements:				
5-year term loan facility, periodic interest and principal payments, SOFR plus up to 1.750%, expires October 27, 2026		193.8		218.8
5-year revolving loan facility, periodic interest payments, SOFR plus up to 1.525%, plus commitment fees up to 0.225%, expires October 27, 2026		100.0		—
3-year term loan facility, periodic interest and principal payments, SOFR plus up to 1.625%, expire March 31, 2025		300.0		300.0
5-year term loan facility, periodic interest and principal payments, SOFR plus up to 1.750%, expire March 31, 2027		412.5		456.2
Total credit agreements		1,006.3		975.0
Debt issuance costs (contra)		(19.0)		(22.3)
Total long-term debt less unamortized discount and debt issuance costs		3,226.9		3,691.5
Current portion of long-term debt		568.7		250.6
Total debt	$	3,795.6	$	3,942.1

Note agreements: On March 17, 2022, the Company completed the issuance of $600.0 million aggregate principal amount of the Company's 4.200% Senior Notes due 2032 (the "2032 Notes") and $600.0 million aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (the "2052 Notes," and together with the 2032 Notes, the "Notes"). The net proceeds to the Company from the issuance of the Notes, after deducting underwriting discounts and estimated offering expenses, were approximately $1,178.2 million. The Senior Notes were given investment grade ratings of BBB- stable outlook and Baa3 stable outlook. The 2032 Notes bear interest at the rate of 4.200% per year and will mature on March 17, 2032. The 2052 Notes bear interest at the rate of 4.950% per year and will mature on March 17, 2052. Interest on the Notes is payable semi-annually in arrears. The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future senior unsecured indebtedness. The Company may redeem the Notes in whole or in part at any time and from time to time, at the "make whole" redemption prices specified in the Prospectus Supplement for the Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. The Company used the net proceeds from the offering of the Notes, together with borrowings under its Revolving Credit Facility, cash on hand and other borrowings, to fund the cash consideration and other amounts payable in connection with our acquisition of GRP and to pay fees and expenses associated with the foregoing. As of December 31, 2023 and December 31, 2022, there was a total outstanding debt balance of $1,200.0 million exclusive of the associated discount balance on both Notes.

The Company also maintains other notes from other issuances aggregating to a total outstanding debt balance of $1,550.0 million exclusive of the associated discount balance as of December 31, 2023 and December 31, 2022.

Credit agreements: On May 31, 2023, the Company repaid the outstanding balance of $202.5 million on the term loan (the "Term Loan") associated with the Term Loan Credit Agreement (the "Term Loan Credit Agreement") which was entered into on December 21, 2018 with cash of $32.5 million and $170.0 million with proceeds from the Revolving Credit Facility. The Term Loan was terminated early due to the agreement's benchmark reference rate to the London Interbank Offered Rate ("LIBOR") which was due to cease on June 30, 2023.

On October 27, 2021, the Company entered into an amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") with the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, Bank of America, N.A., Truist Bank and BMO Harris Bank N.A. as co-syndication agents, and U.S. Bank National Association, Fifth Third Bank, National Association, Wells Fargo Bank, National Association, PNC Bank, National Association, Morgan Stanley Senior Funding, Inc. and Citizens Bank, N.A. as co-documentation agents. The Second Amended and Restated Credit Agreement amended and restated the credit agreement dated April 17, 2014, among certain of such parties, as amended by that certain amended and restated credit agreement dated June 28, 2017 (the "Original Credit Agreement"). The Second Amended and Restated Credit Agreement, among other certain terms, extended the maturity of the Revolving Credit Facility of $800.0 million and unsecured term loans associated with the agreement of $250.0 million to October 27, 2026. At the time of the renewal, the Company added an additional $2.7 million in debt issuance costs related to the transaction. The Company carried forward $0.6 million of existing debt issuance costs related to the previous credit facility agreements while expensing $0.1 million in debt issuance costs due to certain lenders exiting the renewed facility agreement. On February 10, 2023, the Company entered into Amendment No.1 ("Amendment") of the Second Amended and Restated Credit Agreement which provided that the overnight LIBOR should be replaced with a successor rate. The amendment also included additional terms and conditions for the Secured Overnight Financing Rate ("SOFR") loans and Risk-free Reference Rate ("RFR") loans.

On March 31, 2022 (the "Effective Date"), the Company entered into a Loan Agreement (the "Loan Agreement") with the lenders named therein, BMO Harris Bank N.A., as administrative agent, Fifth Third Bank, National Association, PNC Bank, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-syndication agents and BMO Capital Markets Corp., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Truist Securities, Inc., as joint bookrunners and joint lead arrangers. The Loan Agreement evidences commitments for (i) unsecured delayed draw term loans in an aggregate amount of up to $300.0 million (the "Term A-1 Loan Commitment") and (ii) unsecured delayed draw term loans in an amount of up to $500.0 million (the "Term A-2 Commitment" and, together with the Term A-1 Loan Commitments, the "Term Loan Commitments"). The Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. The Company may borrow term loans (the "Term Loans") under either of the Term Loan Commitments during the period from the Effective Date until the date which is the first anniversary thereof. The Term Loans issued under the Term A-1 Loan Commitment ("Term A-1 Loans") are due and payable on the date that is the third anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. The Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") are repayable in installments until the fifth anniversary the Effective Date with any remaining outstanding amounts due and payable on such fifth anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. The Loan Agreement includes various covenants (including financial covenants), limitations and events of default customary for similar facilities for similarly rated borrowers. As of December 31, 2023 and December 31, 2022, there was an outstanding debt balance issued under the Term A-1 Loans of $300.0 million. As of December 31, 2023 there was an outstanding loan balance on the Term A-2 Loans of $456.2 million and as of December 31, 2022 the outstanding balance on the Term A-2 Loans was $481.3 million.

The Company also maintains other credit agreements that include term loans and a Revolving Credit Facility, all having similar terms and covenants. The outstanding balances on the other term loans as of December 31, 2023 was $218.8 million and on December 31, 2022, the outstanding balance on these term loans was $444.4 million. As of December 31, 2023 there was $100.0 million outstanding balance on the Revolving Credit Facility and December 31, 2022 there was no outstanding balance on the Revolving Credit Facility.

The Second Amended and Restated Credit Agreement and Loan Agreement require the Company to maintain certain financial ratios and comply with certain other covenants. The Company was in compliance with all such covenants as of December 31, 2023 and December 31, 2022.

The 1-month Term SOFR Rate for the term loan and revolving credit facility of the Second Amended and Restated Credit Agreement as of December 31, 2023 was 5.456% and 5.341% respectively. The 1-month Term SOFR Rate for the Term A-1 Loans is 5.455% and the 1-month Term SOFR Rate for the Term A-2 Loans is 5.456% as of December 31, 2023.

Interest paid in 2023, 2022 and 2021 was $185.8 million, $120.1 million, and $61.5 million, respectively.

At December 31, 2023, maturities of long-term debt were $568.7 million in 2024, $375.0 million in 2025, $318.8 million in

2026, $312.5 million in 2027, $350.0 million in 2029, $700.0 million in 2031, $600.0 million in 2032, $600.0 million in 2052.

Subsequent to December 31, 2023, the Company exercised a draw down on the Revolving Credit Facility for $150.0 million for general corporate purposes.

NOTE 10 Income Taxes

Significant components of the provision for income taxes for the years ended December 31 are as follows:

(in millions)		2023		2022		2021
Current:						
Federal	$	179.7	$	124.1	$	106.8
State		57.0		35.3		32.6
Foreign		23.6		2.1		1.8
Total current provision		260.3		161.5		141.2
Deferred:						
Federal		26.6		38.9		28.0
State		5.7		8.2		5.0
Foreign		(17.0)		(4.3)		1.5
Total deferred provision		15.3		42.8		34.5
Total tax provision	$	275.6	$	204.3	$	175.7

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2023	2022	2021
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	4.5	4.7	4.7
Non-deductible employee stock purchase plan expense	0.2	0.2	0.2
Non-deductible meals and entertainment	0.2	0.1	—
Non-deductible officers' compensation	0.4	0.6	0.4
Tax benefit from stock-based compensation	(1.6)	(3.1)	(3.6)
Other, net	(0.6)	(0.2)	0.3
Effective tax rate	24.1%	23.3%	23.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of the Company's net deferred tax liabilities as of December 31 are as follows:

(in millions)		2023		2022
Non-current deferred tax liabilities:				
Intangible assets	$	700.7	$	631.6
Fixed assets		23.0		21.1
Right-of-use assets		43.1		48.3
Impact of adoption of ASC 606 revenue recognition		25.0		19.8
Net unrealized holding (loss)/gain on available-for-sale securities		(0.3)		(0.4)
Total non-current deferred tax liabilities		791.5		720.4

Non-current deferred tax assets:

Deferred compensation	85.1	67.4
Accruals and reserves	19.4	12.5
Lease liabilities	48.9	54.6
Net operating loss carryforwards and other carryforwards	23.3	3.0
Valuation allowance for deferred tax assets	(1.4)	(1.1)
Total non-current deferred tax assets	175.3	136.4
Net non-current deferred tax liability	$ 616.2	$ 584.0

Income taxes paid in 2023, 2022 and 2021 were $218.5 million, $124.9 million and $147.5 million, respectively.

At December 31, 2023, for income tax reporting purposes, the Company had net operating loss carryforwards of $35.0 million for federal, no net operating loss carryforwards for international jurisdiction and $80.1 million net operating loss carryforwards for state, portions of which expire in the years 2024 and thereafter. The state carryforward amount is derived from the operating results of certain subsidiaries. During 2022, the Company was able to utilize the 2021 net operating loss carryforward in Canada of $1.8 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2023	2022	2021
Unrecognized tax benefits balance at January 1	$ 3.1	$ 0.9	$ 1.3
Gross increases for tax positions of prior years	3.2	2.2	0.3
Gross decreases for tax positions of prior years	—	—	(0.5)
Settlements	(1.0)	—	(0.2)
Unrecognized tax benefits balance at December 31	$ 5.3	$ 3.1	$ 0.9

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023, 2022 and 2021 the Company had $0.6 million, $0.7 million and $0.3 million of accrued interest and penalties related to uncertain tax positions, respectively.

The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $5.3 million as of December 31, 2023, $3.1 million as of December 31, 2022 and $0.9 million as of December 31, 2021. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is also subject to taxation in various international jurisdictions throughout Europe and Asia. In the United States, federal returns for fiscal years 2020 through 2023 remain open and subject to examination by the Internal Revenue Service. The Company files and remits state income taxes in various states where the Company has determined it is required to file state income taxes. The Company's filings with those states remain open for audit for the fiscal years 2019 through 2023. The Company files and remits income taxes in various international jurisdictions where the Company has determined it is required to file income taxes. The Company's filings with those countries remain open for audit for the fiscal years 2018 through 2023. The Company also operates in Bermuda and the Cayman Islands. The Company is not subject to any income taxes in these countries.

During 2022, the Company came under audit in the State of Massachusetts for the fiscal years 2018-2020. A subsidiary of the Company is currently under audit in the State of Missouri for the fiscal years 2019-2021.

During 2023, the Company settled the previously disclosed State of Massachusetts income tax audit for the fiscal years 2015-2017, settled the previously disclosed State of Wisconsin audit for the fiscal years 2017-2020 and settled the previously disclosed State of Missouri audit for the fiscal years 2019-2021. There were no material adjustments as a result of the finalization of these audits. During 2023, the State of Michigan initiated an audit on the Company for the fiscal years 2018-2021, and the State of California initiated an audit for the fiscal years 2020-2021.

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. The Company has determined it is not practical to determine the unrecognized deferred tax liabilities on the undistributed earnings from the Company's international subsidiaries as such earnings are considered to be indefinitely reinvested.

NOTE 11 Employee Savings Plan

The Company has an Employee Savings Plan (401(k)) in which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions of up to 4.0% of each participant's annual compensation. The Company's contribution expense to the plan totaled $51.5 million in 2023 and $42.7 million in 2022.

NOTE 12 Stock-Based Compensation

Performance Stock Plan

In 1996, the Company adopted and the shareholders approved a performance stock plan, under which until the suspension of the plan in 2010, up to 28,800,000 Performance Stock Plan ("PSP") shares could be granted to key employees contingent on the employees' future years of service with the Company and other performance-based criteria established by the Compensation Committee of the Company's board of directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions satisfied the first condition for vesting based upon 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the price on the last business day before date of grant. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted net income per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants (or, in the case of the July 2009 grant to Powell Brown, 20 years), (ii) attainment of age 64 (on a prorated basis corresponding to the number of years since the date of grant), or (iii) death or disability. On April 28, 2010, the PSP was suspended and any remaining authorized, but unissued shares, as well as any shares forfeited in the future, were reserved for issuance under the 2010 Stock Incentive Plan (the "2010 SIP").

At December 31, 2023, 10,155,094 shares had been granted, net of forfeitures, under the PSP. As of December 31, 2023, 167,772 shares had met the first condition of vesting and had been awarded, and 9,987,322 shares had satisfied both conditions of vesting and had been distributed to participants. Of the shares that have not vested as of December 31, 2023, the initial stock prices ranged from $8.89 to $10.31.

The Company uses a path-dependent lattice model to estimate the fair value of PSP grants on the grant date.

A summary of PSP activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Weighted-average grant date fair value	Granted shares	Awarded shares	Shares not yet awarded
Outstanding at January 1, 2021	$ 4.86	909,828	909,828	—
Granted	$ —	—	—	—
Awarded	$ —	—	—	—
Vested	$ 4.73	(45,736)	(45,736)	—
Forfeited	$ 5.50	(24,250)	(24,250)	—
Outstanding at December 31, 2021	$ 4.87	839,842	839,842	—
Granted	$ —	—	—	—
Awarded	$ —	—	—	—
Vested	$ 4.81	(101,900)	(101,900)	—
Forfeited	$ 4.80	(29,562)	(29,562)	—
Outstanding at December 31, 2022	$ 4.88	708,380	708,380	—
Granted	$ —	—	—	—
Awarded	$ —	—	—	—
Vested	$ 4.69	(532,282)	(532,282)	—
Forfeited	$ 5.25	(8,326)	(8,326)	—
Outstanding at December 31, 2023	$ 5.47	167,772	167,772	—

The total fair value of PSP grants that vested during each of the years ended December 31, 2023, 2022 and 2021 was $30.6 million, $6.3 million and $2.3 million, respectively.

Stock Incentive Plans

On April 28, 2010, the shareholders of the Company approved the 2010 Stock Incentive Plan ("2010 SIP"), which was suspended May 1, 2019. On May 1, 2019, the shareholders of the Company approved the 2019 Stock Incentive Plan ("2019 SIP") that provides for the granting of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock-based awards to employees and directors contingent on performance-based and/or time-based criteria established by the Compensation Committee of the Company's board of directors. In addition, the 2019 SIP provides for a limited delegation of authority of the Company's chief executive officer to grant awards to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934. The principal purpose of the 2019 SIP is to attract, incentivize and retain key employees by offering those persons an opportunity to acquire or increase a direct proprietary interest in the Company's operations and future success. The number of shares of stock reserved for issuance under the 2019 SIP is 2,283,475 shares, plus any shares that are authorized for issuance under the 2010 SIP (described below), and not already subject to grants under the 2010 SIP, and that were outstanding as of May 1, 2019, the date of suspension of the 2010 SIP, together with PSP shares, 2010 SIP shares and 2019 SIP shares forfeited after that date. As of May 1, 2019, 6,957,897 shares were available for issuance under the 2010 SIP, which were then transferred to the 2019 SIP.

The Company has granted restricted share awards (including both restricted stock and restricted stock units) to our employees in the form of time-based grants and performance-based grants under the 2010 SIP and 2019 SIP. To date, a substantial majority of restricted share grants to employees under these plans vest in 5 years. The performance-based grants are subject to the achievement of certain performance criteria by grantees, which may include growth in a defined book of business, Organic Revenue growth of the Company and consolidated diluted net income per share growth at certain levels of the Company. The performance measurement period ranges from 3 to 5 years. Beginning in 2016, certain performance-based grants have a payout range between 0% to 200% depending on the achievement against the stated performance target. Prior to 2016, the majority of the grants had a binary performance measurement criteria that only allowed for 0% or 100% payout.

Non-employee members of the board of directors received shares annually issued pursuant to the 2019 SIP as part of their annual compensation. A total of 16,857 shares were issued in May 2021, 15,003 shares were issued in May 2022 and 16,632 shares were issued in May 2023.

The Company uses the closing stock price on the day before the grant date to determine the fair value of grants under the 2010 SIP and 2019 SIP and then applies an estimated forfeiture factor to estimate the annual expense. Additionally, the Company uses the path-dependent lattice model to estimate the fair value of grants with PSP-type vesting conditions as of the grant date. SIP shares that satisfied the first vesting condition for PSP-type grants or the established performance criteria are considered awarded shares. Awarded shares under restricted stock awards are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted net income per share.

A summary of 2010 SIP and 2019 SIP activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Weighted-average grant date fair value	Granted shares	Awarded shares	Shares not yet awarded
Outstanding at January 1, 2021	$ 19.89	9,694,337	6,919,847	2,774,490
Granted	$ 46.05	1,143,094	204,826	938,268[(1)]
Awarded	$ 25.80	310,147	1,272,554	(962,407)
Vested	$ 15.73	(3,223,964)	(3,223,964)	—
Forfeited	$ 30.54	(315,168)	(147,702)	(167,466)
Outstanding at December 31, 2021	$ 21.59	7,608,446	5,025,561	2,582,885
Granted	$ 65.22	1,478,613	693,802	784,811[(2)]
Awarded	$ 28.73	470,793	1,383,216	(912,423)
Vested	$ 20.09	(2,179,476)	(2,179,476)	—
Forfeited	$ 37.78	(313,428)	(168,454)	(144,974)
Outstanding at December 31, 2022	$ 25.01	7,064,948	4,754,649	2,310,299
Granted	$ 56.39	1,558,826	235,738	1,323,088[(3)]
Awarded	$ 47.60	330,310	977,447	(647,137)
Vested	$ 25.46	(1,561,615)	(1,561,615)	—
Forfeited	$ 49.37	(271,154)	(129,889)	(141,265)
Outstanding at December 31, 2023	$ 27.50	7,121,315	4,276,330	2,844,985

(1) Of the 938,268 performance-based shares granted in 2021, the payout for 486,679 shares may be increased up to 200% of the target or decreased to zero, 21,651 shares may be increased up to 120% of the target or decreased to zero and 3,886 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(2) Of the 784,811 performance-based shares granted in 2022, the payout for 378,836 shares may be increased up to 200% of the target or decreased to zero and 15,114 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(3) Of the 1,323,088 performance-based shares grant in 2023, the payout for 615,575 shares may be increased up to 200% of the target or decreased to zero and 17,338 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

The following table sets forth information as of December 31, 2023, 2022 and 2021, with respect to the number of time-based restricted shares granted and awarded, the number of performance-based restricted shares granted, and the number of performance-based restricted shares awarded under our Performance Stock Plan and 2010 and 2019 Stock Incentive Plans:

Year	Time-based restricted stock granted and awarded	Performance-based restricted stock granted	Performance-based restricted stock awarded
2023	235,738	1,323,088[1]	977,447
2022	693,802	784,811[2]	1,383,216
2021	204,826	938,268[3]	1,272,554

(1) Of the 1,323,088 performance-based shares granted in 2023, the payout for 615,575 shares may be increased up to 200% of the target or decreased to zero and 17,338 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(2) Of the 784,811 performance-based shares granted in 2022, the payout for 378,836 shares may be increased up to 200% of the target or decreased to zero and 15,114 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(3) Of the 938,268 performance-based shares granted in 2021, the payout for 486,679 shares may be increased up to 200% of the target or decreased to zero, 21,651 shares may be increased up to 120% of the target or decreased to zero and 3,886 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

At December 31, 2023, 4,238,212 shares were available for future grants under the 2019 SIP. This amount is calculated assuming the maximum payout for all grants.

Employee Stock Purchase Plan

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 34,000,000 authorized shares of which 2,991,813 were available for future subscriptions as of December 31, 2023. Employees of the Company who regularly work 20 hours or more per week are generally eligible to participate in the ESPP. Participants, through payroll deductions, may allot up to 10% of their compensation towards the purchase of a maximum of $25,000 worth of Company stock between August 1st of each year and the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or end of the Subscription Period.

The Company estimates the fair value of an ESPP share option as of the beginning of the Subscription Period as the sum of: (i) 15% of the quoted market price of the Company's stock on the day prior to the beginning of the Subscription Period, and (ii) 85% of the value of a one-year stock option on the Company stock using the Black-Scholes option-pricing model. The estimated fair value of an ESPP share option as of the Subscription Period beginning in August 2023 was $18.13. The fair values of an ESPP share option as of the Subscription Periods beginning in August 2022 and 2021, were $15.81 and $11.60, respectively.

For the ESPP plan years ended July 31, 2023, 2022 and 2021, the Company issued 743,856, 791,842 and 850,956 shares of common stock, respectively. These shares were issued at an aggregate purchase price of $39.9 million, or $53.70 per share, in 2023, $36.5 million, or $46.10 per share, in 2022 and $32.9 million, or $38.70 per share, in 2021.

For the five months ended December 31, 2023, 2022 and 2021 (portions of the 2023-2024, 2022-2023 and 2021-2022 plan years), 330,599, 338,498 and 354,911 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by ESPP participants for proceeds of approximately $19.7 million, $18.2 million and $16.4 million, respectively.

Summary of Non-Cash Stock-Based Compensation Expense

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in millions)	2023		2022		2021	
Stock incentive plan	$	75.3	$	55.4	$	50.7
Employee stock purchase plan		12.5		10.4		9.9
Performance stock plan		1.0		0.3		0.4
Sharesave plan		0.6				
Total	$	89.4	$	66.1	$	61.0

Summary of Unamortized Compensation Expense

As of December 31, 2023, the Company estimates there to be $205.1 million of unamortized compensation expense related to all non-vested stock-based compensation arrangements granted under the Company's stock-based compensation plans, based upon current projections of grant measurement against performance criteria. That expense is expected to be recognized over a weighted average period of 3.53 years.

NOTE 13 Supplemental Disclosures of Cash Flow Information and Non-Cash Financing and Investing Activities

Throughout 2020, the Company deferred $31.1 million in employer-only payroll tax payments as allowed under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES" Act), which was signed into law on March 27, 2020. During 2023, there were no additional deferrals under the CARES Act. The Company paid the first installment of approximately $15.6 million in December 2021 and the second installment of approximately $15.6 million in December 2022.

During the second quarter of 2021, the Company received an $8.1 million reimbursement for capitalizable costs of public infrastructure improvements related to the construction of the Company's headquarters in accordance with an economic development grant agreement between the Company and the City of Daytona Beach and Volusia County. The reimbursement has been reflected as a reduction to the additions to fixed asset line item on the Consolidated Statements of Cash Flows for the year ended December 31, 2021.

During 2023, the Company had an impact of $33.9 million of foreign exchange rate changes on cash and cash equivalents inclusive of fiduciary cash reported on its Consolidated Statements of Cash Flows which is primarily due to the increase in currency exchange rates for British pounds and, to a lesser extent, euro and Canadian dollar.

During 2023, the Company accrued for and deferred $121.0 million related to certain federal income tax payments due to Hurricane Idalia tax relief, which was announced by the Internal Revenue Service on August 30, 2023. These deferred income tax payments were paid by the deadline of February 15, 2024. On March 15, 2023, the Company paid $31.2 million of accrued federal income tax payments deferred from the fourth quarter of 2022 related to similar tax relief announced by the Internal Revenue Service on September 29, 2022 and associated with Hurricane Ian.

The Company's cash paid during the period for interest and income taxes are summarized as follows:

	Year Ended December 31,					
(in millions)	2023		2022		2021	
Cash paid during the period for:						
Interest	$	185.8	$	120.1	$	61.5
Income taxes, net of refunds	$	218.1	$	122.3	$	146.9

The Company's significant non-cash investing and financing activities are summarized as follows:

	Year Ended December 31,					
(in millions)	2023		2022		2021	
Other payables issued for agency acquisitions and purchased customer accounts	$	12.2	$	5.6	$	15.1
Estimated acquisition earn-out payables and related charges	$	67.2	$	73.3	$	75.7
Assumed acquisition earn-out payables	$	21.1	$	34.8	$	—
Contingent payable issued for agency acquisition	$	—	$	—	$	24.1
Common stock issued for agency acquisition	$	18.3	$	14.7	$	9.9
Notes payable assumed for agency acquisition	$	—	$	1.8	$	1.4
Notes received on the sale of businesses, fixed assets and customer accounts	$	0.1	$	—	$	—

Our fiduciary cash balance is composed of funds held in separate premium trust accounts as required by state law or, in some cases, per agreement with our carrier partners. The following is a reconciliation of fiduciary cash as of December 31, 2023, 2022 and 2021.

	Balance as of December 31,		
(in millions)	**2023**	**2022**	**2021**
Table to reconcile restricted and non-restricted fiduciary cash			
Restricted fiduciary cash	$ 1,411.8	$ 1,231.9	$ 583.2
Non-restricted fiduciary cash	$ 190.8	$ 151.3	$ 193.8
Total restricted and non-restricted fiduciary cash at the end of the period	$ 1,602.6	$ 1,383.2	$ 777.0

The Company's fiduciary cash increased as of December 31, 2022 compared to December 31, 2021 primarily due to businesses acquired during 2022.

	Balance as of December 31,		
(in millions)	**2023**	**2022**	**2021**
Table to reconcile cash and cash equivalents inclusive of fiduciary cash			
Cash and cash equivalents	$ 700.3	$ 650.0	$ 693.2
Fiduciary cash	$ 1,602.6	$ 1,383.2	$ 777.0
Total cash and cash equivalents inclusive of fiduciary cash at the end of the period	$ 2,302.9	$ 2,033.2	$ 1,470.2

NOTE 14 Commitments and Contingencies

Legal Proceedings



The Company records losses for claims in excess of the limits of, or outside the coverage of, applicable insurance at the time and to the extent they are probable and estimable. In accordance with ASC Topic 450-*Contingencies*, the Company accrues anticipated costs of settlement, damages, losses for liability claims and, under certain conditions, costs of defense, based upon historical experience or to the extent specific losses are probable and estimable. Otherwise, the Company expenses these costs as incurred. If the best estimate of a probable loss is a range rather than a specific amount, the Company accrues the amount at the lower end of the range.

The Company's accruals for legal matters that were probable and estimable were not material at December 31, 2023 and 2022. We continue to assess certain litigation and claims to determine the amounts, if any, that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued and paid in the future, which could adversely impact the Company's operating results, cash flows and overall liquidity. The Company maintains third-party insurance policies to provide coverage for certain legal claims, in an effort to mitigate its overall exposure to unanticipated claims or adverse decisions. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters. Based upon the AM Best Company ratings of these third-party insurers, management does not believe there is a substantial risk of an insurer's material non-performance related to any current insured claims.

On the basis of current information, the availability of insurance and legal advice, in management's opinion, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, would have a material adverse effect on its financial condition, operations and/or cash flows.

NOTE 15 Leases

Substantially all of the Company's leases are classified as operating leases and primarily represent real estate leases for office space used to conduct the Company's business that expire on various dates through 2041. Leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration.

The Company assesses at inception of a contract if it contains a lease. This assessment is based on: (i) whether the contract involves the use of a distinct identified asset, (ii) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (iii) whether the Company has the right to direct the use of the asset.

The right-of-use asset is initially measured at cost, which is primarily composed of the initial lease liability, plus any initial direct costs incurred, less any lease incentives received. The lease liability is initially measured at the present value of the minimum lease payments through the term of the lease. Minimum lease payments are discounted to present value using the incremental borrowing rate at the lease commencement date, which approximates the rate of interest the Company expects to pay on a secured borrowing in an amount equal to the lease payments for the underlying asset under similar terms and economic conditions. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a total term of 12 months or less. The effect of short-term leases on the Company's right-of-use asset and lease liability would not be significant. The balances and classification of operating lease right-of-use assets and operating lease liabilities within the Consolidated Balance Sheets as of December 31, 2023 and 2022 is as follows:

(in millions)		December 31, 2023		December 31, 2022	
Balance Sheet					
Assets:					
Operating lease right-of-use assets		$	198.8	$	214.9
Total assets	Operating lease assets		198.8		214.9
Liabilities:					
Current operating lease liabilities	Accrued expenses and other liabilities		45.4		45.0
Non-current operating lease liabilities	Operating lease liabilities		178.6		195.9
Total liabilities		$	224.0	$	240.9

As of December 31, 2023, the Company has entered into future lease agreements expected to commence in 2024 consisting of undiscounted lease liabilities of $11.4 million.

Variable lease cost represents lease payments that are based on an index or similar rate. They are initially measured using the index or rate in effect at lease commencement and are based on the minimum payments stated in the lease. Additional payments based on the change in an index or rate, or payments based on a change in the Company's portion of the operating expenses, including real estate taxes and insurance, are recorded as a period expense when incurred.

Lease expense for operating leases consists of the lease payments, inclusive of lease incentives, plus any initial direct costs, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The components of lease cost for operating leases for the 12 months ended December 31, 2023 and 2022 were:

(in millions)	For the year ended December 31, 2023		For the year ended December 31, 2022	
Operating leases:				
Lease cost	$	57.8	$	55.5
Variable lease cost		4.7		4.3
Short-term lease cost		0.1		0.9
Operating lease cost		62.6		60.7
Sublease income		(1.4)		(1.5)
Total lease cost net	$	61.2	$	59.2

The weighted average remaining lease term and the weighted average discount rate for operating leases as of December 31, 2023 were:

Weighted average remaining lease term	5.9
Weighted average discount rate	3.44 %

Maturities of the operating lease liabilities by fiscal year at December 31, 2023 for the Company's operating leases are as follows:

(in millions)	Operating Leases	
2024	$	51.5
2025		49.6
2026		38.7
2027		31.7
2028		23.8
Thereafter		51.1
Total undiscounted lease payments		246.4
Less: Imputed interest		22.4
Present value of future lease payments	$	224.0

Supplemental cash flow information for operating leases:

(in millions)	For the year ended December 31, 2023		For the year ended December 31, 2022	
Cash paid for amounts included in measurement of liabilities				
Operating cash flows from operating leases	$	61.3	$	58.2
Right-of-use assets obtained in exchange for new operating liabilities	$	22.4	$	71.0

NOTE 16 Segment Information



Brown & Brown's business is divided into four reportable segments: (i) the Retail segment, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers, and non-insurance risk-mitigating products through our F&I businesses, (ii) the National Programs segment, which acts as an MGU, provides professional liability and related package products for certain professionals, a range of insurance products for individuals, flood coverage, and targeted products and services designated for specific industries, trade groups, governmental entities and market niches, all of which are delivered through nationwide networks of independent agents, and Brown & Brown retail agents, (iii) the Wholesale Brokerage segment, which markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, as well as Brown & Brown retail agents, and (iv) the Services segment, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services and claims adjusting services.

Brown & Brown conducts most of its operations within the United States of America. International operations include Retail operations in Bermuda, Canada, Cayman Islands, Republic of Ireland and the United Kingdom; National Programs operations in Canada, France, Germany, Hong Kong, Italy, Malaysia, the Netherlands, United Arab Emirates and the United Kingdom; and Wholesale Brokerage operations based in Belgium, Hong Kong, Italy and the United Kingdom. These operations earned $527.0 million, $240.6 million and $78.0 million of total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments based upon revenues and income before income taxes. Intersegment revenues are eliminated.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the intercompany interest expense charge to the reporting segment.

Year Ended December 31, 2023

(in millions)	Retail		National Programs		Wholesale Brokerage		Services		Other		Total	
Total revenues	$	2,440.0	$	1,077.3	$	540.7	$	163.1	$	36.0	$	4,257.1
Investment income	$	1.3	$	12.1	$	1.5	$	—	$	37.5	$	52.4
Amortization	$	108.5	$	41.2	$	11.2	$	5.1	$	—	$	166.0
Depreciation	$	18.0	$	11.8	$	2.6	$	1.4	$	6.2	$	40.0
Interest expense	$	83.4	$	35.6	$	11.9	$	1.3	$	57.8	$	190.0
Income before income taxes	$	528.4	$	405.5	$	125.8	$	153.8	$	(67.4)	$	1,146.1
Total assets	$	8,303.9	$	4,333.5	$	1,558.9	$	209.0	$	478.1	$	14,883.4
Capital expenditures	$	45.5	$	16.5	$	3.0	$	1.1	$	2.8	$	68.9

Year Ended December 31, 2022

(in millions)	Retail		National Programs		Wholesale Brokerage		Services		Other		Total	
Total revenues	$	2,084.3	$	859.5	$	453.4	$	171.9	$	4.3	$	3,573.4
Investment income	$	0.1	$	1.3	$	0.3	$	—	$	4.8	$	6.5
Amortization	$	96.7	$	35.4	$	9.4	$	5.1	$	—	$	146.6
Depreciation	$	12.8	$	15.3	$	2.7	$	1.6	$	6.8	$	39.2
Interest expense	$	94.3	$	33.0	$	12.9	$	2.1	$	(1.1)	$	141.2
Income before income taxes	$	466.7	$	271.1	$	117.7	$	24.1	$	(3.5)	$	876.1
Total assets	$	7,458.6	$	4,467.8	$	1,401.6	$	295.0	$	350.5	$	13,973.5
Capital expenditures	$	18.6	$	20.2	$	2.8	$	1.0	$	10.0	$	52.6

Year Ended December 31, 2021

(in millions)	Retail		National Programs		Wholesale Brokerage		Services		Other		Total	
Total revenues	$	1,767.9	$	701.9	$	403.4	$	178.9	$	(0.7)	$	3,051.4
Investment income	$	0.3	$	0.6	$	0.2	$	—	$	—	$	1.1
Amortization	$	77.8	$	27.4	$	9.1	$	5.3	$	—	$	119.6
Depreciation	$	11.2	$	9.8	$	2.6	$	1.5	$	8.2	$	33.3
Interest expense	$	91.4	$	11.4	$	16.0	$	2.9	$	(56.7)	$	65.0
Income before income taxes	$	334.4	$	242.3	$	94.8	$	28.3	$	63.0	$	762.8
Total assets	$	5,040.7	$	2,943.0	$	1,154.4	$	299.2	$	358.1	$	9,795.4
Capital expenditures	$	8.1	$	13.5	$	1.6	$	1.6	$	20.2	$	45.0

Historically, the total assets balance in the "Other" column has been negative, reflecting the historical accumulation of the purchase price for acquisitions which are funded at the corporate level, net of a portion returned to Corporate through intercompany interest charges, as well as the historical accumulation of payments for income taxes, dividends, and share repurchases which are paid by Corporate, but not pushed down to the segments.

NOTE 17 Insurance Company Subsidiary Operations

The National Flood Insurance Program ("NFIP") is a program administered by the Federal Emergency Management Agency ("FEMA") whereby the Company sells and services NFIP flood insurance policies on behalf of FEMA and receives fees for its services. Congressional authorization for the NFIP is periodically evaluated and may be subject to potential government shutdowns. The Company sells excess flood policies which are 100% ceded to a highly rated reinsurance carrier. The Company also operates two Captives for the purpose of facilitating additional underwriting capacity and to participate in a portion of the underwriting results. One Captive participates on a quota share basis for policies placed by certain of our MGU businesses that are currently focused on property insurance for earthquake and wind exposed properties with a portion of premiums ceded to reinsurance companies, limiting, but not fully eliminating the Company's exposure to underwriting losses. The other Captive participates through excess of loss reinsurance layers associated with one of our MGU businesses focused on placements of personal property, excluding flood, primarily in the southeastern United States with one layer of per risk excess reinsurance and three layers of catastrophe ("CAT") per occurrence reinsurance. All four layers have limited reinstatements and therefore have capped, maximum aggregate limits. The effects of reinsurance on premiums written and earned are as follows:

(in millions)	2023 Written	2023 Earned	2022 Written	2022 Earned
Direct premiums - WNFIC	$ 886.5	$ 807.4	$ 740.9	$ 751.3
Assumed premiums - WNFIC	—	—	—	—
Ceded premiums - WNFIC	886.5	807.4	740.9	751.3
'Net premiums - WNFIC	—	—	—	—
Assumed premiums - Quota share captive and excess of loss layer captive	113.2	89.6	65.4	43.7
Ceded premiums - Quota share captive	(52.1)	(61.9)	(27.1)	(17.3)
Net premiums - Quota share captive and excess loss layer captive	61.1	27.7	38.3	26.4
Net premiums - Total	$ 61.1	$ 27.7	$ 38.3	$ 26.4



All premiums written by the Company under the NFIP are 100.0% ceded to FEMA, for which WNFIC received a 29.7% gross expense allowance from January 1, 2023 through September 30, 2023 and a 29.5% gross expense allowance from October 1, 2023 through December 31,2023. As of December 31, 2023 and 2022, the Company ceded $883.4 million and $738.0 million of written premiums to FEMA, respectively.

As of December 31, 2023, the Condensed Consolidated Balance Sheets contained Reinsurance recoverable of $125.1 million and Prepaid reinsurance premiums of $460.9 million which are related to the WNFIC business. As of December 31, 2022, the Consolidated Balance Sheets contained reinsurance recoverable of $826.2 million and prepaid reinsurance premiums of $381.8 million. There was no net activity in the reserve for losses and loss adjustment expense for the years ended December 31, 2023 and 2022, as WNFIC's direct premiums written were 100.0% ceded to two reinsurers. The balance of the reserve for losses and loss adjustment expense for the WNFIC, excluding related reinsurance recoverable, was $125.1 million as of December 31, 2023 and $826.2 million as of December 31, 2022.

WNFIC maintains capital in excess of minimum statutory amount of $7.5 million as required by regulatory authorities. The statutory capital and surplus of WNFIC was $39.1 million as of December 31, 2023 and $31.8 million as of December 31, 2022. As of December 31, 2023 and 2022, WNFIC generated statutory net income of $7.5 million and $1.3 million, respectively. The maximum amount of ordinary dividends that WNFIC can pay to shareholders in a rolling 12 month period is limited to the greater of 10.0% of statutory adjusted capital and surplus or 100.0% of adjusted net income. On April 28, 2023, WNFIC paid an ordinary dividend of $3.1 million. The dividend was declared and approved by the WNFIC Board of Directors on March 17, 2023. There was no dividend payout in 2022. The maximum dividend payouts that may be made in 2023 and 2024 without prior approval is $3.2 million and $7.5 million, respectively.

In December 2021, the initial funding to capitalize the quota share Captive was $5.9 million. This capital in addition to current earnings of $2.5 million through December 31, 2023 is considered at risk for loss. Assumed net written and net earned premiums for the quota share Captive for the 12 months ended December 31, 2023 were $57.6 million and $24.2 million, respectively. For the 12 months ended December 31, 2023, the ultimate loss expense inclusive of incurred but not reported ("IBNR") claims was $7.2 million, of which $3.9 million is related to the estimated insured losses from Hurricane Ian. In connection with the estimated IBNR from Hurricane Ian claims, $0.1 million was recorded as estimated reinsurance recoverable for a net expected loss of $3.8 million. As of December 31, 2023, reported insured losses associated with Hurricane Ian are $1.9 million. As of December 31, 2023 the Consolidated Balance Sheets contained prepaid reinsurance premiums of $0.6 million related to the Captive and deferred acquisition costs of $31.0 million and reserve for losses and loss adjustment expense, excluding related reinsurance recoverable was $4.0 million. The first collateral release is expected in 2024 and is based on an IBNR factor times earned premium compared to the current collateral balance.

The excess of loss layer Captive was renewed in June 2023 with underlying reinsurance treaties effective from June 1 through May 31, 2024. This Captive's maximum underwriting exposure is $3.0 million. Assumed net earned premiums for the captive for the year ended December 31, 2023 and December 31, 2022 were $3.5 and 5.8 million, respectively. As of December 31, 2023 and December 31, 2022, the Consolidated Balance Sheets contained the reserve for losses and loss adjustment expense of $2.3 million and $4.5 million, respectively.

NOTE 18 Shareholders' Equity

Under the authorization from the Company's board of directors, shares may be purchased from time to time, at the Company's discretion and subject to the availability of stock, market conditions, the trading price of the stock, alternative uses for capital, the Company's financial performance and other potential factors. These purchases may be carried out through open market purchases, block trades, accelerated share repurchase plans of up to $100.0 million each (unless otherwise approved by the board of directors), negotiated private transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. On May 1, 2019, the Company's board of directors authorized the purchasing of up to an additional $372.5 million of the Company's outstanding common stock.

During 2023, the Company repurchased 2,100 shares at an average price of $53.84 for a total cost of $0.1 million under the current share repurchase authorization. During 2022, the Company repurchased 1,164,009 shares at an average price of $63.62 for a total cost of $74.1 million under the current share repurchase authorization. At December 31, 2023, the remaining amount authorized by our board of directors for share repurchases was approximately $249.5 million. Under the authorized repurchase programs, the Company has repurchased approximately 19.7 million shares for an aggregate cost of approximately $748.1 million between 2014 and 2023.

During 2023, the Company paid a cumulative dividend of $0.475 per share for a total of $135.0 million. During 2022, the Company paid a cumulative dividend of $0.423 per share for a total of $119.5 million. On January 17, 2024 the board of directors approved a dividend of $0.1300 per share payable on February 14, 2024 to shareholders of record on February 2, 2024.

During 2023, the Company issued 261,614 shares valued at $18.3 million associated with business combinations. During 2022, the Company issued 252,802 shares valued at $14.7 million associated with business combinations.

Report Of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Brown & Brown, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combinations — Purchased Customer Accounts — Refer to Note 3 to the consolidated financial statements



CRITICAL AUDIT MATTER DESCRIPTION

The Company acquired the assets and liabilities of 7 insurance intermediaries, the stock of 22 insurance intermediaries, and 4 books of businesses (customer accounts) during the year ended December 31, 2023. The Company accounted for these acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including purchased customer accounts of $167.4 million. Purchased customer accounts are recorded at fair value which is determined by calculating the present value of the underlying cash flows expected to be received over the estimated future duration of the acquired customer relationships. The fair value determination of the purchased customer accounts required management to make significant estimates and assumptions related to revenue growth rates and the selection of the discount rate.

Given the high degree of auditor judgment required to evaluate certain assumptions used to estimate the acquisition-date fair value of purchased customer account intangible assets, we identified the evaluation of the revenue growth rates and discount rate used in the valuation as a critical audit matter. The estimated fair value is sensitive to changes to these assumptions.

HOW THE CRITICAL AUDIT MATTER WAS ADDRESSED IN THE AUDIT

Our audit procedures related to the revenue growth rates and selection of the discount rate for the purchased customer accounts included the following, among others:

- We tested the effectiveness of controls over the valuation of the purchased customer accounts, including management's controls over revenue growth rates and selection of the discount rate.
- For a sample of acquisitions, we assessed the reasonableness of management's revenue growth rates by comparing the projections to historical results of the acquired businesses and historical performance of the Company as well as industry and macroeconomic conditions. We also evaluated whether the estimated revenue growth rates were consistent with evidence obtained in other areas of the audit.
- For a sample of acquisitions, we involved valuation specialists with specialized skills and knowledge, to assist in the evaluation of the reasonableness of the (1) valuation methodology and (2) discount rate by:
- Testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.
- Comparing the WACC, internal rate of return (IRR), and weighted average return on assets (WARA) to each other to determine if the total consideration paid, cash flow projections, and discount rates, and other inputs/assumptions in the valuation models were consistent with each other and testing the mathematical accuracy of the calculation.

Deloitte & Touche LLP

Tampa, Florida
February 22, 2024

We have served as the Company's auditor since 2002.

Report Of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Brown & Brown, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Brown & Brown, Inc. (the "Company") and subsidiaries as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Kentro Capital Limited, Berkeley Insurance Group Limited and 22 of the 31 entities acquired with total consideration of less than $50 million per acquisition during 2023 as described in Note 3 to the consolidated financial statements, and whose financial statements constitute 1.5% of total assets, 1.5% of revenues, and 1.9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting of these acquired entities.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Tampa, Florida
February 22, 2024

Management's Report on Internal Control over Financial Reporting

The management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based upon the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In conducting Brown & Brown's evaluation of the effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2023: Kentro Capital Limited, Berkeley Insurance Group Limited and 22 of the 31 entities acquired with total consideration of less than $50 million each during 2023 (collectively the "2023 Excluded Acquisitions"), whose financial statements constitute approximately 1.5% of total assets, 1.5% of revenues, and 1.9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Refer to Note 3 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based upon Brown & Brown's evaluation under the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that internal control over financial reporting was effective as of December 31, 2023. Management's internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.

Daytona Beach, Florida

February 22, 2024

J. Powell Brown

Chief executive officer

R. Andrew Watts

Executive vice president, chief financial officer and treasurer

Performance Graph

The following graph is a comparison of five-year cumulative total shareholder returns for our common stock as compared with the cumulative total shareholder return for the S&P 500 Composite Index, and a group of peer insurance broker and agency companies (Aon plc, Arthur J. Gallagher & Co, Marsh & McLennan Companies, and Willis Towers Watson Public Limited Company). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2018 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100.00 investment on December 31, 2018, with all dividends reinvested.

Period	12/18	12/19	12/20	12/21	12/22	12/23
Brown & Brown, Inc.	100.00	144.66	175.13	261.47	213.40	268.29
S&P 500 Composite	100.00	131.47	155.65	200.29	163.98	207.04
Peer Group	100.00	140.40	151.85	213.43	216.03	234.74



SHAREHOLDER INFORMATION

CORPORATE OFFICES
300 North Beach Street
Daytona Beach, Florida 32114
(386) 252-9601

OUTSIDE COUNSEL
Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, Florida 32801

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2, and 32.1 and 32.2 to its Annual Report on Form 10-K for fiscal year 2023, filed with the Securities and Exchange Commission, certificates of the chief executive officer and the chief financial officer of the Company certifying the Company's public disclosure is accurate and complete and that they have established and maintained adequate internal controls. The Company has also submitted to the New York Stock Exchange a certificate from its chief executive officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2023 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

**Corporate Secretary
Brown & Brown, Inc.
300 North Beach Street
Daytona Beach, Florida 32114**

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held virtually. Please register at http://www.viewproxy.com/bbinsurance/2024/htype.asp

TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company, LLC ("EQ")
PO Box 500
Newark, NJ 07101
(800) 937-5449
email: helpAST@equiniti.com
https://equiniti.com/us/ast-access

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
201 North Franklin Street, Suite 3600
Tampa, Florida 33602

STOCK LISTING
The New York Stock Exchange Symbol: BRO
On February 19, 2024, there were 285,801,863 shares of our common stock outstanding, held by approximately 1,564 shareholders of record.

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current earnings releases, is available on Brown & Brown's website at www.bbinsurance.com.

STRAIGHT TO EIGHT
(BILLION)

Brown
&
Brown
INSURANCE.

300 North Beach Street
Daytona Beach, FL 32114
(386) 252-9601

bbinsurance.com